Dillard's
The Style of Your Life.

ANNUAL REPORT 2022











Dear Shareholder,

We are entering our 85th anniversary year in a very strong financial position. Fiscal 2022 and 2021 represent levels of performance that seemed unachievable just a few short years ago, but our focus on serving our customer exceptionally while remaining disciplined with inventory has certainly paid off.

Our strong balance sheet reflects not only another successful year, but also eight and a half decades of sound, conservative fiscal policy. We ended 2022 with $809 million in cash and short-term investments — after paying another $15 special dividend, repurchasing $437 million of Class A Common Stock and paying $45 million of debt upon maturity. We own 92% of our store square footage unencumbered, and our debt level is remarkably low compared to our peers.

During 2022, we continued to point to inventory control as the primary driver of gross margin success, and we emphasized its importance to our merchandising teams. We achieved 5% comparable store sales growth during the year, with particular strength in the first half, as well as record retail gross margin of 43.0%. This strong gross margin performance led us to record net income and earnings per share of $892 million and $50.81, respectively.

Clearly, none of the above would have been possible without a motivated Dillard's customer. Customer engagement remains priority one, and we are connecting across multiple touchpoints — from social media to personal outreach — to keep her informed and motivated to visit Dillard's in store and online. We continue to drive excitement and newness in our exclusive brands with multiple, limited-edition capsule collections planned for 2023 following last year's successful inaugural programs. These unique collections, developed in partnership with top style influencers, give us valuable exposure to new and highly engaged fashion audiences. We are committed to creating more and more unique experiences that celebrate and elevate our brands, both national and exclusive, to continue to inspire our customers.

We believe we have earned a unique position in the marketplace — where premium and luxury national brands meet exclusive brand excitement. We have proven over and over that our customers are far more motivated by fashion than by price or promotional appeal. They are willing to spend on the right product and seek an exceptional experience. That is where great relationships are vital to our success — relationships with our vendor partners as well as with our Dillard's associates.

Our family is honored to have served America's families for 85 years. We are proud to enter this milestone year of service with such an exceptional and dedicated team of Dillard's associates — many of whom are also our shareholders. Your investment in Dillard's is an investment in our partnership, and we look forward to serving alongside you in 2023.

William Dillard, II
Chairman of the Board &
Chief Executive Officer

Alex Dillard
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 28, 2023
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to   .

Commission file number 1-6140

DILLARD'S, INC.
(Exact name of registrant as specified in its charter)

Delaware	**71-0388071**
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

1600 Cantrell Road, Little Rock, Arkansas 72201
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **(501) 376-5200**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	DDS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Smaller reporting company ☐
Non-accelerated filer	☐			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of July 30, 2022 was $2,036,916,189.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of February 25, 2023:

CLASS A COMMON STOCK, $0.01 par value	13,073,742
CLASS B COMMON STOCK, $0.01 par value	3,986,233

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held May 20, 2023 (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

Table of Contents

PART I

ITEM 1. BUSINESS.

Dillard's, Inc. ("Dillard's", the "Company", "we", "us", "our" or "Registrant") ranks among the nation's largest fashion apparel, cosmetics and home furnishing retailers. The Company, originally founded in 1938 by William T. Dillard, was incorporated in Delaware in 1964. As of January 28, 2023, we operated 277 Dillard's stores, including 28 clearance centers, and an Internet store offering a wide selection of merchandise including fashion apparel for women, men and children, accessories, cosmetics, home furnishings and other consumer goods. The Company also operates a general contracting construction company, CDI Contractors, LLC ("CDI"), a portion of whose business includes constructing and remodeling stores for the Company.

The following table summarizes the percentage of net sales by segment and major product line:

	Percentage of Net Sales		
	Fiscal 2022	Fiscal 2021	Fiscal 2020
Retail operations segment:			
Cosmetics	15 %	14 %	15 %
Ladies' apparel	21	21	18
Ladies' accessories and lingerie	14	15	17
Juniors' and children's apparel	9	10	9
Men's apparel and accessories	20	19	18
Shoes	15	15	15
Home and furniture	4	4	5
	98	98	97
Construction segment	2	2	3
Total	100 %	100 %	100 %

Additional information regarding our business, results of operations and financial condition, including information pertaining to our reporting segments and the impact of COVID-19 on each of the foregoing, can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 hereof and in Note 2 in the "Notes to Consolidated Financial Statements" in Item 8 hereof.

Customers may visit us in person at any of our retail stores located primarily in shopping malls and open-air centers throughout the southwest, southeast and midwest regions of the United States. Our customers may also visit us online at our e-Commerce site, dillards.com, gaining company-wide access to in-store merchandise selections across 29 states as well as in our fulfillment and distribution centers. Customers also have the option to buy online and pickup in store or have their orders shipped directly to their desired location. Dillards.com also serves as a key customer engagement tool with continually updated style and trend content to both educate and inspire our customers.

Our retail merchandise business is conducted under highly competitive conditions. Although we are a large regional department store, we have numerous competitors at the national and local level that compete with our individual stores, including specialty, off-price, discount and Internet retailers. Competition is characterized by many factors including location, reputation, merchandise assortment, advertising, price, quality, operating efficiency, service and credit availability. We believe that our stores are in a strong competitive position with regard to each of these factors. Other retailers may compete for customers on some or all of these factors, or on other factors, and may be perceived by some potential customers as being better aligned with their particular preferences.

Our merchandise selections include, but are not limited to, our lines of exclusive brand merchandise such as Antonio Melani, Gianni Bini, GB, Roundtree & Yorke and Daniel Cremieux. Our exclusive brands/private label merchandise program provides benefits for Dillard's and our customers. Our customers receive fashionable, higher quality product often at a savings compared to national brands. Our private label merchandise program allows us to ensure the Company's high standards are achieved, while minimizing costs and differentiating our merchandise offerings from other retailers.

We have made a significant investment in our trademark and license portfolio, in terms of design function, advertising, quality control and quick response to market trends in a quality manufacturing environment. Dillard's trademark registrations are maintained for as long as Dillard's holds the exclusive right to use the trademarks on the listed products.

Our merchandising, sales promotion and store operating support functions are conducted primarily at our corporate headquarters. Our back office sales support functions, such as accounting, product development, store planning and information technology, are also centralized.

We have developed a knowledge of each of our trade areas and customer bases for our stores. This knowledge is enhanced through regular store visits by senior management and merchandising personnel and through the use of online merchandise information and is supported by our regional merchandising offices. We will continue to use existing technology and research to edit merchandise assortments by store to meet the specific preference, taste and size requirements of each local operating area.

Wells Fargo Bank, N.A. ("Wells Fargo") owns and manages Dillard's private label credit cards, including credit cards co-branded with American Express (collectively "private label cards") under a long-term marketing and servicing alliance ("Wells Fargo Alliance"). Under the Wells Fargo Alliance, Wells Fargo establishes and owns private label card accounts for our customers, retains the benefits and risks associated with the ownership of the accounts, provides key customer service functions, including new account openings, transaction authorization, billing adjustments and customer inquiries, receives the finance charge income and incurs the bad debts associated with those accounts. Pursuant to the Wells Fargo Alliance, we receive on-going cash compensation from Wells Fargo based upon the portfolio's earnings. The compensation received from the portfolio is determined monthly and has no recourse provisions. We participate in the marketing of the private label cards, which includes the cost of customer reward programs. The Wells Fargo Alliance expires in November 2024.

We seek to expand the number and use of the private label cards by, among other things, providing incentives to sales associates to open new credit accounts, which generally can be opened while a customer is visiting one of our stores or online. Customers who open accounts are rewarded with discounts on future purchases. Private label card customers are sometimes offered private shopping nights, special discounts and advance notice of sale events. Wells Fargo administers the loyalty program that rewards customers for private label card usage.

Our earnings depend to a significant extent on the results of operations for the last quarter of our fiscal year. Due to holiday buying patterns, sales for that period average approximately one-third of annual sales. Additionally, working capital requirements fluctuate during the year, increasing during the second half of the year in anticipation of the holiday season.

We purchase merchandise from many sources and do not believe that we are dependent on any one supplier. We have no long-term purchase commitments or arrangements with any of our suppliers, but we consider our relationships to be strong and mutually beneficial.

Our fiscal year ends on the Saturday nearest January 31 of each year. Fiscal 2022, 2021 and 2020 ended on January 28, 2023, January 29, 2022 and January 30, 2021, respectively, and contained 52 weeks each.

Human Capital

As of December 24, 2022, the Company employed approximately 29,900 associates. Approximately 19,600 were full-time (greater than 35 hours per week) associates, 8,200 were part-time (20-35 hours per week) associates and 2,100 were limited status associates (less than 20 hours per week).[1] None of our associates are represented by a union.

As a department store chain, the Company employs a wide range of associates, including sales associates, management professionals, maintenance professionals, call center associates, distribution center associates, buyers,

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[1] For purposes of this section, all figures are based on calendar year 2022.

advertising and back office personnel. Given the breadth of our employee base, we tailor our human capital management efforts with a view to specific associate populations.

Of the Company's full-time associates, approximately 86% work in the retail stores. We focus on attracting and retaining excellent associates at the store level by providing compensation and benefits packages that are competitive within the applicable market.

Training and talent development. The Company develops talent by investing in both formalized classroom training, specialized training for our sales management team, ongoing mentorship programs and on-the-job experience. We seek to create an engaged workforce through open door policies and promotion opportunities. The Company's philosophy is to develop talent and promote from within our organization, thus providing a better customer service model due to a deeper understanding of the overall business and our customers' expectations. Career paths and opportunities for promotion are discussed with associates from the first day of training and on an ongoing basis. As of December 24, 2022, approximately 72% of the salaried managers at our stores were promoted from hourly store positions.

Diversity and inclusion. The Company has a diverse customer base and seeks to achieve that same diversity in its workforce. As of December 24, 2022, approximately 75% of our store associates were women, and approximately 54% of our store associates were non-white.

In its efforts to promote diversity within our store positions, the Company has developed and made available to store level hiring managers a Diversity and Inclusion training curriculum. In addition, in order to ensure that all qualified candidates are aware of store promotion opportunities, each store posts promotion opportunities for supervisory positions.

Available Information

The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K (this "Annual Report") and should not be considered to be a part of this Annual Report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of changes in beneficial ownership of securities on Form 4 and Form 5 and amendments to those reports filed or furnished with the SEC pursuant to Sections 13(a), 15(d) or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable, are available free of charge (as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC) on the Dillard's, Inc. investor relations website: investor.dillards.com. Copies may also be obtained through the SEC's EDGAR website: sec.gov.

We have adopted a Code of Conduct and Corporate Governance Guidelines, as required by the listing standards of the New York Stock Exchange and the rules of the SEC. We have posted on our investor relations website our Code of Conduct, Corporate Governance Guidelines, Social Accountability Policy, our most recent Social Accountability Report, our most recent report on climate change mitigation efforts and committee charters for the Audit Committee of the Board of Directors and the Stock Option and Executive Compensation Committee of the Board of Directors.

Our corporate offices are located at 1600 Cantrell Road, Little Rock, Arkansas 72201, telephone: 501-376-5200.

ITEM 1A. RISK FACTORS.

The risks described in this Item 1A, Risk Factors, of this Annual Report could materially and adversely affect our business, financial condition and results of operations.

The Company cautions that forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995, contained in this Annual Report on Form 10-K are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. Forward-looking statements of the Company involve risks and uncertainties and are subject to change based on various important factors. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions.

Risks Related to Retail Operations

The retail merchandise business is highly competitive, and that competition could lower our revenues, margins and market share.

We conduct our retail merchandise business under highly competitive conditions. Competition is characterized by many factors including location, reputation, fashion, merchandise assortment, advertising, operating efficiency, price, quality, customer service and credit availability. We have numerous competitors nationally, locally and on the Internet, including conventional department stores, specialty retailers, off-price and discount stores, boutiques, mass merchants, and Internet and mail-order retailers. Although we are a large regional department store, some of our competitors are larger than us with greater financial resources and, as a result, may be able to devote greater resources to sourcing, promoting and selling their products. Additionally, we compete in certain markets with a substantial number of retailers that specialize in one or more types of merchandise that we sell. Also, online retail shopping continues to rapidly evolve, and we continue to expect competition in the e-commerce market to intensify in the future as the Internet facilitates competitive entry and comparison shopping. We anticipate that intense competition will continue from both existing competitors and new entrants. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.

Our business is seasonal, and fluctuations in our revenues during the last quarter of our fiscal year can have a disproportionate effect on our results of operations.

Our business, like many other retailers, is subject to seasonal influences, with a significant portion of sales and income typically realized during the last quarter of our fiscal year due to the holiday season. Our fiscal fourth-quarter results may fluctuate significantly, based on many factors, including holiday spending patterns and weather conditions, and any such fluctuation could have a disproportionate effect on our results of operations for the entire fiscal year. Because of the seasonality of our business, our operating results vary considerably from quarter to quarter, and results from any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

A shutdown of, or disruption in, any of the Company's distribution or fulfillment centers would have an adverse effect on the Company's business and operations.

Our business depends on the orderly operation of the process of receiving and distributing merchandise, which relies on adherence to shipping schedules and effective management of distribution or fulfillment centers. Although we believe that our receiving and distribution process is efficient and that we have appropriate contingency plans, unforeseen disruptions in operations due to fire, severe weather conditions, natural disasters or other catastrophic events, labor disagreements or other shipping problems may result in the loss of inventory and/or delays in the delivery of merchandise to our stores and customers.

Current store locations may become less desirable, and desirable new locations may not be available for a reasonable price, if at all, either of which could adversely affect our results of operations.

In order to generate customer traffic and for convenience of our customers, we attempt to locate our stores in desirable locations within shopping malls and open air centers. Our stores benefit from the abilities that our Company, other anchor tenants and other area attractions have to generate consumer traffic. Adverse changes in the development of new shopping malls in the United States, the availability or cost of appropriate locations within existing or new shopping malls, competition with other retailers for prominent locations, the success of individual shopping malls and the success or failure of other anchor tenants, the continued proper management and development of existing malls, or the continued popularity of shopping malls may continue to impact our ability to maintain or grow our sales in our existing stores, as well as our ability to open new stores, which could have an adverse effect on our financial condition or results of operations.

Ownership and leasing of significant amounts of real estate exposes us to possible liabilities and losses.

We own the land and building, or lease the land and/or the building, for all of our stores. Accordingly, we are subject to all of the risks associated with owning and leasing real estate. In particular, the value of our real estate assets could decrease, and their operating costs could increase, because of changes in the investment climate for real estate, demographic trends and supply or demand for the use of the store, which may result from competition from similar stores in the area. Additionally, we are subject to potential liability for environmental conditions on the property that we own or lease. If an existing owned store is not profitable, and we decide to close it, we may be required to record an impairment charge and/or exit costs associated with the disposal of the store. We generally cannot cancel our leases. If an existing or future store is not profitable, and we decide to close it, we may be committed to perform certain obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of the leases expires, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. We may not be able to close an unprofitable owned store due to an existing operating covenant which may cause us to operate the location at a loss and prevent us from finding a more desirable location. We have approximately 72 stores along the Gulf and Atlantic coasts that are covered by third-party insurance but are self-insured for property and merchandise losses related to "named storms." As a result, the repair and replacement costs will be borne by us for damage to any of these stores from "named storms," which could have an adverse effect on our financial condition or results of operations.

Variations in the amount of vendor allowances received could adversely impact our operating results.

We receive vendor allowances for advertising, payroll and margin maintenance that are a strategic part of our operations. A reduction in the amount of cooperative advertising allowances would likely cause us to consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase/decrease our expenditures and/or revenue. Decreased payroll reimbursements would either cause payroll costs to rise, negatively impacting operating income, or cause us to reduce the number of employees, which may cause a decline in sales. A decline in the amount of margin maintenance allowances would either increase cost of sales, which would negatively impact gross margin and operating income, or cause us to reduce merchandise purchases, which may cause a decline in sales.

A decrease in cash flows from our operations and constraints to accessing other financing sources could limit our ability to fund our operations, capital projects, interest and debt repayments, stock repurchases and dividends.

Our business depends upon our operations to generate strong cash flow and to some extent upon the availability of financing sources to supply capital to fund our general operating activities, capital projects, interest and debt repayments, stock repurchases and dividends. Our inability to continue to generate sufficient cash flows to support these activities or the lack of available financing in adequate amounts and on appropriate terms when needed could adversely affect our financial performance including our earnings per share.

Our profitability may be adversely impacted by weather conditions.

Our merchandise assortments reflect assumptions regarding expected weather patterns and our profitability depends on our ability to timely deliver seasonally appropriate inventory. Unexpected or unseasonable weather conditions could render a portion of our inventory incompatible with consumer needs. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of the Company's inventory incompatible with those unseasonable conditions. Additionally, extreme weather or natural disasters, particularly in the areas in which our stores are located, could also severely hinder our ability to timely deliver seasonally appropriate merchandise. For example, frequent or unusually heavy snowfall, ice storms, rainstorms, hurricanes or other extreme weather conditions over a prolonged period could make it difficult for the Company's customers to travel to its stores and thereby reduce the Company's sales and profitability. A reduction in the demand for or supply of our seasonal merchandise or reduced sales due to reduced customer traffic in our stores could have an adverse effect on our inventory levels, gross margins and results of operations.

Natural disasters, climate change, war, acts of violence, acts of terrorism, other armed conflicts, and public health issues may adversely impact our business.

The occurrence of, or threat of, a natural disaster, climate change, war (including the ongoing conflict in Ukraine and the resulting sanctions imposed on Russia by the U.S. and other countries), acts of violence, acts of terrorism, other armed conflicts, and public health issues (including the recent COVID-19 pandemic, which had a significant negative impact on the Company's financial position and results of operations during fiscal 2020) could disrupt our operations, disrupt international trade and supply chain efficiencies, suppliers or customers, or result in political or economic instability. If commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers, fulfillment centers, stores or directly to customers. In addition, concern about climate change and greenhouse gases may result in new or additional legal, legislative and/or regulatory requirements to reduce or mitigate the effects of climate change on the environment. Any such new requirements could increase our operating costs for things like energy or packaging, as well as our product supply chain and distribution costs.

As a result of the occurrence of, or threat of, a natural disaster, climate change, war, acts of violence or acts of terrorism, other armed conflicts, and public health issues in the United States, we may be required to suspend operations in some or all of our stores, which could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Consumer Demand

Changes in economic, financial and political conditions, and the resulting impact on consumer confidence and consumer spending, could have an adverse effect on our business and results of operations.

The retail merchandise business is highly sensitive to changes in overall economic and political conditions that impact consumer confidence and spending. Various economic conditions affect the level of disposable income consumers have available to spend on the merchandise we offer, including unemployment rates, inflation, interest rates, taxation, energy costs, the availability of consumer credit, the price of gasoline, consumer confidence in future economic conditions and general business conditions. Due to the Company's concentration of stores in energy producing regions, volatile conditions in these regions could adversely affect the Company's sales. Consumer purchases of discretionary items and other retail products generally decline during recessionary periods, and also may decline at other times when changes in consumer spending patterns affect us unfavorably. In addition, any significant decreases in shopping mall traffic could also have an adverse effect on our results of operations.

Our business is dependent upon our ability to accurately predict rapidly changing fashion trends, customer preferences and other fashion-related factors.

Our sales and operating results depend in part on our ability to effectively predict and quickly respond to changes in fashion trends and customer preferences. We continuously assess emerging styles and trends and focus on developing a merchandise assortment to meet customer preferences at competitive prices. Even with these efforts, we cannot be certain that we will be able to successfully meet constantly changing fashion trends and customer preferences. If we are unable to successfully predict or respond to changing styles or preferences, we may be faced with lower sales, increased inventories, additional markdowns or promotional sales to dispose of excess or slow-moving inventory and lower gross margins, all of which would have an adverse effect on our business, financial condition and results of operations.

Risks Related to our Brand and Product Offerings

Our failure to protect our reputation could have an adverse effect on our business.

We offer our customers quality products at competitive prices and a high level of customer service, resulting in a well-recognized brand and customer loyalty. As discussed in the immediately preceding risk factor, our brand and customer loyalty depend, in part, on our ability to predict or respond to changes in fashion trends and consumer preferences in a timely manner. Failure to respond rapidly to changing trends could diminish brand and customer loyalty and impact our reputation with customers.

Additionally, the value of our reputation is based, in part, on subjective perceptions of the quality of our merchandise selections. Isolated incidents involving us or our merchandise that erode trust or confidence could adversely affect our reputation and our business, particularly if the incidents result in significant adverse publicity or governmental investigation or inquiry. Similarly, information posted about us, including our lines of exclusive brand merchandise, on the Internet, including social media platforms that allow individuals access to a wide audience of consumers and other interested persons, may adversely affect our reputation, even if the information is inaccurate.

Any significant damage to our brand or reputation could negatively impact sales, diminish customer trust and generate negative sentiment, any of which would harm our business and results of operation.

Risks associated with our private label merchandise program could adversely affect our business.

Our merchandise selections include our lines of exclusive brand merchandise, such as Antonio Melani, Gianni Bini, GB, Roundtree & Yorke and Daniel Cremieux. We expect to grow our private label merchandise program and have invested in our development and procurement resources and marketing efforts related to these exclusive brand offerings. The expansion of our private label merchandise subjects us to certain additional risks. These include, among others, risks related to: our failure to comply with government and industry safety standards; our ability to successfully protect our trademark and license portfolio and our other proprietary rights in our exclusive brands/private label merchandise program; and risks associated with overseas sourcing and manufacturing. In addition, damage to the reputation of our private label trade names may generate negative customer sentiment. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Material Sourcing and Supply

Fluctuations in the price of merchandise, raw materials, fuel and labor or their reduced availability could increase our cost of goods and negatively impact our financial results.

Fluctuations in the price and availability of fuel, labor and raw materials as a result of inflation and other factors, combined with the inability to mitigate or to pass cost increases on to our customers or to change our merchandise mix as a result of such cost increases, could have an adverse impact on our profitability. Vendors and other suppliers of the Company may experience similar fluctuations, which may subject us to the effects of their price increases. For example, we have experienced significant inflation causing increases in fuel, materials and shipping costs. We may or may not be able to pass such costs along to our customers. Even when successful, attempts to pass such costs along to our customers might cause a decline in our sales volume. Additionally, any decrease in the availability of raw materials could impair our ability and the ability of our branded vendors to meet purchasing requirements in a timely manner. A decrease in domestic transportation capacity could impair our ability and the ability of our branded vendors to timely deliver merchandise to our distribution centers and stores. Both the increased cost and lower availability of merchandise, raw materials, fuel and labor may also have an adverse impact on our cash and working capital needs.

Third party suppliers on whom we rely to obtain materials and provide production facilities and other third parties with whom we do business may experience financial difficulties due to current and future economic conditions, which may subject them to insolvency risk or may result in their inability or unwillingness to perform the obligations they owe us.

Our suppliers may experience financial difficulties due to a downturn in the industry or in other macroeconomic environments. Our suppliers' cash and working capital needs can be adversely impacted by the increased cost and lower availability of merchandise, raw materials, fuel and labor as a result of inflation and other factors. Current and future economic conditions may prevent our suppliers from obtaining financing on favorable terms, which could impact their ability to supply us with merchandise on a timely basis.

We are also party to contractual and business relationships with various other parties, including vendors and service providers, pursuant to which such parties owe performance, payment and other obligations to us. In some cases, we depend upon such third parties to provide essential products, services or other benefits, such as advertising, software development and support, logistics and other goods and services necessary to operate our business. Economic, industry and market conditions could result in increased risks to us associated with the potential financial distress of such third parties.

If any of the third parties with which we do business become subject to insolvency, bankruptcy, receivership or similar proceedings, our rights and benefits in relation to, contractual and business relationships with such third parties could be terminated, modified in a manner adverse to us or otherwise materially impaired. There can be no assurances that we would be able to arrange for alternate or replacement contractual or business relationships on terms as favorable as our existing ones, if at all. Any inability on our part to do so could negatively affect our cash flows, financial condition and results of operations.

The Company and third-party suppliers on whom we rely source a significant portion of the merchandise we sell from foreign countries, which exposes us to certain risks that include political and economic conditions and supply chain disruptions.

Political discourse in the United States continues to focus on ways to discourage corporations in the United States from outsourcing manufacturing and production activities to foreign jurisdictions. Since 2018, the United States has imposed additional tariffs on certain items sourced from foreign countries, including China, and has modified, withdrawn from and renegotiated some of its trade agreements with foreign countries. While recent tariffs and modifications to trade agreements have not resulted in a material impact on our cash flows, financial condition and results of operations, any additional actions, if ultimately enacted, could negatively impact our ability and the ability of our third-party vendors and suppliers to source products from foreign jurisdictions and could lead to an increase in the cost of goods and adversely affect our profitability.

Other trade restrictions imposed by the United States Government, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against apparel items, as well as United States or foreign labor strikes, work stoppages, or boycotts, could increase the cost or reduce the supply of merchandise available to us or may require us to modify our current business practices, any of which could adversely affect our profitability. For example, beginning in Fiscal 2020, the United States Government took significant steps to address the forced labor concerns in the Xinjiang Uyghur Autonomous Region of China ("Xinjiang Region"), including withhold release orders ("WROs") issued by United States Customs and Border Protection ("CBP"). The WROs allow CBP to detain and deny entry of imports suspected of containing cotton from Xinjiang, regardless of the origin of the finished products. This affected global supply chains, including our own supply chains for cotton-containing products. In late Fiscal 2021, the United States Government enacted the Uyghur Forced Labor Prevention Act ("UFLPA"), which presumes goods produced in the Xinjiang Region, or with labor linked to specified Chinese government-sponsored labor programs, were produced using forced labor and prohibits importation of such goods into the United States absent clear and convincing evidence proving otherwise. Compliance with UFLPA could lead to an increase in the cost of goods and adversely affect our profitability.

Our timely receipt of merchandise in the United States is dependent on an efficient global supply chain. Disruptions in the supply chain could adversely impact our ability to obtain adequate inventory on a timely basis and result in lost sales, increased costs and an overall decrease in our profits. For example, many disruptions in the global transportation network have occurred in recent years due to the impact of COVID-19 and other factors, including increased shipping costs resulting from increased demand for shipping capacity and the increased cost of fuel. The California ports of Los Angeles and Long Beach, which together have handled a significant portion of United States merchandise imports, have experienced delays in processing imported merchandise, thereby resulting in untimely deliveries of merchandise and additional freight costs.

Moreover, our third-party suppliers in foreign jurisdictions are subject to political and economic uncertainty. As a result, we are subject to risks and uncertainties associated with changing economic and political conditions in foreign countries where our suppliers are located, including increased import duties, tariffs, trade restrictions and quotas; human rights concerns; working conditions and other labor rights and conditions; the environmental impact in foreign countries where merchandise is produced and raw materials or products are sourced; adverse foreign government regulations; wars, fears of war, terrorist attacks and organizing activities; inflation and adverse fluctuations of foreign currencies; and political unrest. We cannot predict when, or the extent to which, the countries in which our products are manufactured will experience any of the foregoing events. Any event causing a disruption or delay of imports from foreign locations would likely increase the cost or reduce the supply of merchandise available to us and would adversely affect our operating results.

Failure by third party suppliers to comply with our supplier compliance programs or applicable laws could have a material adverse effect on our business.

All of our suppliers must comply with our supplier compliance programs and applicable laws, including consumer and product safety laws, but we do not control our vendors or their labor and business practices. The violation of labor or other laws by one or more of our vendors could have an adverse effect on our business. Additionally, although we diversify our sourcing and production, the failure of any supplier to produce and deliver our goods on time, to meet our quality standards and adhere to our product safety requirements or to meet the requirements of our supplier compliance program or applicable laws, could impact our ability to flow merchandise to our stores or directly to consumers in the right quantities at the right time, which could adversely affect our profitability and could result in damage to our reputation and translate into sales losses.

Risks Related to our Long-Term Marketing and Servicing Alliance

Reductions in the income and cash flow from our long-term marketing and servicing alliance related to the private label credit cards could impact operating results and cash flows.

Wells Fargo owns and manages the private label credit cards under the Wells Fargo Alliance. The Wells Fargo Alliance provides for certain payments to be made by Wells Fargo to the Company, including the Company's share of earnings under this alliance. The income and cash flow that the Company receives from the Wells Fargo Alliance is dependent upon a number of factors including the level of sales on Wells Fargo accounts, the level of balances carried on the Wells Fargo accounts by Wells Fargo customers, payment rates on Wells Fargo accounts, finance charge rates and other fees on Wells Fargo accounts, the level of credit losses for the Wells Fargo accounts, Wells Fargo's ability to extend credit to our customers as well as the cost of customer rewards programs, all of which can vary based on changes in federal and state banking and consumer protection laws and from a variety of economic, legal, social and other factors that we cannot control. If the income or cash flow that the Company receives from the Wells Fargo Alliance decreases, our operating results and cash flows could be adversely affected.

Credit card operations are subject to numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing, and enforcement of credit accounts, and limitations on the amount of finance charges and fees that may be charged by a credit card provider. Wells Fargo may be subject to regulations that may adversely impact its operation of the private label credit card. To the extent that such limitations or regulations materially limit the availability of credit or increase the cost of credit to the cardholders or negatively impact provisions which affect our earnings associated with the private label credit card, our results of operations could be adversely affected. In addition, changes in credit card use, payment patterns, or default rates could be affected by a variety of economic, legal, social, or other factors over which we have no control and cannot predict with certainty. Such changes could also negatively impact Wells Fargo's ability to facilitate consumer credit or increase the cost of credit to the cardholders.

The Wells Fargo Alliance expires in November 2024. If, when the Wells Fargo Alliance expires, Wells Fargo is unable or unwilling to renew and continue owning and managing our proprietary credit cards on similar terms and conditions as exist today or we are unable to quickly and adequately contract with a comparable replacement vendor, then our operating results and cash flows could be adversely affected due to a decrease in private label credit card sales to our cardholding customers and a loss of revenues attributable to payments from Wells Fargo.

We are subject to customer payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business operations.

We accept payments using a variety of methods, including cash, checks, debit cards, credit cards (including the private label credit cards), gift cards and other alternative payment channels. As a result, we are subject to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. The payment methods that we offer also subject us to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems.

The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs or accelerate these costs. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which could increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could disrupt our business.

<u>Risks Related to Information Technology and Information Security Risks</u>

A significant disruption in our information technology systems and network and our inability to adequately maintain and update those systems could materially adversely affect our operations and financial condition.

Our operations are largely dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale systems in the stores, our Internet website, data centers that process transactions, communication systems and various software applications used throughout our Company to order merchandise, track inventory flow, process transactions and generate performance and financial reports.

Our information technology systems are also subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyberattacks and ransomware attacks, usage errors by our employees and other items discussed previously in Item 1A, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and acts of war or terrorism. We rely on third-party service providers to provide hardware, software and services necessary to operate our information technology systems. Outages, failures, viruses, attacks, catastrophic events, acts of war or terrorism, and usage errors by third-party service providers (or their vendors) could also affect our information technology systems. If our information technology systems are damaged or cease to function properly, we may have to make a significant investment to repair or replace them, and we may suffer loss of critical data and interruptions or delays in our operations in the interim, which could adversely affect our business and operating results.

Additionally, to keep pace with changing technology, we must continuously provide for the design and implementation of new information technology systems and enhancements of our existing systems. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or to losses due to disruption in our business.

Any failure to maintain the security of the information related to our Company, customers, employees and vendors or the information technology systems on which we rely for our operations could adversely affect our operations, damage our reputation, result in litigation or other legal actions against us, increase our operating costs and materially adversely affect our business and operating results.

We receive and store certain personal information about our employees and our customers, including information permitting cashless payments, both in our stores and through our online operations at dillards.com. In addition, our operations depend upon the secure transmission of confidential information over public networks. Further, our ability to supply merchandise to and operate our stores, process transactions and generate performance and financial reports are largely dependent on the security and integrity of our information technology network.

We, like other companies, face a risk of unauthorized access to devices and technology assets, as well as computer viruses, worms, bot attacks, ransomware and other destructive or disruptive software and attempts to misappropriate customer or employee information and cause system failures and disruptions. Such events can result in theft, alteration, deletion or encryption of data, or disruption of services provided by the devices and assets, as well as demands to pay a third party to regain access to encrypted files and prevent publication of stolen data. In addition, employee error, malfeasance or security lapses could result in exposure of confidential information or otherwise adversely disrupt or affect our operations. We rely on third-party service providers to provide hardware, software and services necessary to operate our information technology systems, and the same issues could occur at those third parties and have an effect on our operational technology or data. Such attacks, if successful, have the potential for creating a loss of sales, business disruption, reputational impact, litigation, liability to consumers, regulatory investigations, or otherwise adversely affect our ability to operate our business.

We have a longstanding Information Security program committed to regular risk assessment and risk mitigation practices surrounding the protection of confidential data and our information technology systems and network. Our security controls include network segmentation, firewalls, identity and access controls, endpoint protection solutions, as well as specific measures like point-to-point encryption and tokenization solutions for payment card data. We also maintain data breach preparedness plans, conduct exercises to test response plans, and employ other methods to protect our data and networks, and promote security awareness. Our Senior Management and Board of Directors exercise oversight of our security measures through various methods, including participation in response preparedness discussions and discussions regarding assessments, expenditures related to security and security controls.

It is possible that unauthorized persons might defeat our security measures, those of third-party service providers or vendors, and obtain personal information of customers, employees or others, or compromise our information technology systems. A breach, whether in our information technology systems or those of our third-party service providers or vendors, resulting in personal information being obtained by or exposed to unauthorized persons, could adversely affect our operations, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. Our reputation and our ability to attract new customers could be adversely impacted if we fail, or are perceived to have failed, to properly prevent and respond to these incidents. In addition, a security breach could require that we expend significant additional resources related to our information security systems and could result in a disruption of our operations, particularly our online sales operations. A ransomware attack may also result in exposure to business interruption and lost sales, ransom payments, costs associated with recovery of data and replacement of systems, exposure to customer and employee litigation from disclosure of confidential information, fines and penalties.

A security breach also could result in a violation attributable to the Company of applicable privacy and other laws, and subject us to litigation by private customers, business partners, or securities litigation and regulatory investigations and proceedings, any of which could result in our exposure to civil or criminal liability. The regulatory environment surrounding information security, cybersecurity, and privacy is increasingly demanding, with new and changing requirements, such as the California Consumer Privacy Act. Security breaches, cyber incidents or allegations that we used personal information in violation of applicable privacy and other laws could result in significant legal and financial exposure.

Legal and Compliance Risks

Litigation with customers, employees and others could harm our reputation and impact operating results.

In the ordinary course of business, we may be involved in lawsuits and regulatory actions. We are impacted by trends in litigation, including, but not limited to, class-action allegations brought under various consumer protection, employment and privacy and information security laws. Additionally, we may be subject to employment-related claims alleging discrimination, harassment, wrongful termination and wage issues, including those relating to overtime compensation. We are susceptible to claims filed by customers alleging responsibility for injury suffered during a visit to a store or from product defects and to lawsuits filed by patent holders alleging patent infringement. We are also subject to claims filed under our employee stock ownership plan alleging failure to properly manage the plan. These types of claims, as well as other types of lawsuits to which we are subject from time to time, can distract management's attention from core business operations and impact operating results, particularly if a lawsuit results in an unfavorable outcome.

Risks Related to Construction Operations

The cost-to-cost method of accounting that we use to recognize contract revenues for our construction segment may result in material adjustments, which could result in a credit or a charge against our earnings.

Our construction segment recognizes contract revenues based on the cost-to-cost method. Under this method, estimated contract revenues are measured based on the ratio of costs incurred to total estimated contract costs. Estimated contract losses are recognized in full when determined. Total contract revenues and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments are reflected in contract revenues in the period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we are required to recognize a credit or a charge against current earnings, which could be material.

Risks Related to Employees

The Company depends on its ability to attract and retain quality employees, and failure to do so could adversely affect our ability to execute our business strategy and our operating results.

The Company's business is dependent upon attracting and retaining quality employees. The Company has a large number of employees, many of whom are in positions with historically high rates of turnover. The Company's ability to meet its labor needs while controlling the costs associated with hiring and training new employees is subject to external factors such as unemployment levels, changing demographics, prevailing wage rates and current or future minimum wage and healthcare reform legislation. In addition, as a complex enterprise operating in a highly competitive and challenging business environment, the Company is highly dependent upon management personnel to develop and effectively execute successful business strategies and tactics. Any circumstances that adversely impact the Company's ability to attract, train, develop and retain quality employees throughout the organization could adversely affect the Company's business and results of operations.

Increases in employee wages and the cost of employee benefits could impact the Company's financial results and cash flows.

The Company's expenses relating to employee wages and health benefits are significant. Increases in employee wages, including the minimum wage, or unfavorable changes in the cost of healthcare benefits could impact the Company's financial results and cash flows. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform have resulted and could continue to result in significant changes to the U.S. healthcare system. Due to the breadth and complexity of the U.S. healthcare system, and uncertainty regarding legislative or regulatory changes, the Company is not able to fully determine the impact that future healthcare reform will have on our company sponsored medical plans.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

All of our stores are owned by us or leased from third parties. At January 28, 2023, we operated 277 stores in 29 states totaling approximately 47.3 million square feet of which we owned approximately 43.4 million square feet. Our third-party store leases typically provide for rental payments based on a percentage of net sales with a guaranteed minimum annual rent. In general, the Company pays the cost of insurance, maintenance and real estate taxes related to the leases.

The following table summarizes by state of operation the number of retail stores we operate and the corresponding owned and leased footprint at January 28, 2023:

Location	Number of stores	Owned Stores	Leased Stores	Owned Building on Leased Land	Partially Owned and Partially Leased
Alabama	9	9	—	—	—
Arkansas	8	8	—	—	—
Arizona	15	14	—	1	—
California	3	3	—	—	—
Colorado	8	8	—	—	—
Florida	41	38	1	2	—
Georgia	12	9	3	—	—
Iowa	3	3	—	—	—
Idaho	2	2	—	—	—
Illinois	3	3	—	—	—
Indiana	3	3	—	—	—
Kansas	5	3	—	2	—
Kentucky	6	5	1	—	—
Louisiana	14	13	1	—	—
Missouri	8	6	1	1	—
Mississippi	6	4	1	1	—
Montana	2	2	—	—	—
North Carolina	13	13	—	—	—
Nebraska	3	2	1	—	—
New Mexico	5	3	2	—	—
Nevada	5	5	—	—	—
Ohio	12	10	2	—	—
Oklahoma	7	6	1	—	—
South Carolina	7	7	—	—	—
Tennessee	10	9	1	—	—
Texas	55	47	5	—	3
Utah	5	5	—	—	—
Virginia	6	5	—	1	—
Wyoming	1	1	—	—	—
Total	277	246	20	8	3

At January 28, 2023, we operated the following additional facilities:

Facility	Location	Square Feet	Owned / Leased
Distribution Centers:	Mabelvale, Arkansas	400,000	Owned
	Gilbert, Arizona	295,000	Owned
	Valdosta, Georgia	370,000	Owned
	Olathe, Kansas	500,000	Owned
	Salisbury, North Carolina	355,000	Owned
	Ft. Worth, Texas	700,000	Owned
Internet Fulfillment Center	Maumelle, Arkansas	850,000	Owned
Dillard's Executive Offices	Little Rock, Arkansas	333,000	Owned
CDI Contractors, LLC Executive Office	Little Rock, Arkansas	25,000	Owned
CDI Storage Facilities	Maumelle, Arkansas	66,000	Owned
Total		3,894,000	

Additional property information is contained in Notes 1, 12, 13 and 14 in the "Notes to Consolidated Financial Statements," in Item 8 hereof.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, the Company is involved in litigation relating to claims arising out of the Company's operations in the normal course of business. This may include litigation with customers, employment related lawsuits, class action lawsuits, purported class action lawsuits and actions brought by governmental authorities. As of March 27, 2023, neither the Company nor any of its subsidiaries is a party to, nor is any of their property the subject of, any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table lists the names and ages of all executive officers of the Company, the nature of any family relationship between them and the Company's CEO and all positions and offices with the Company presently held by each person named. Each is elected to serve a one-year term. There are no other persons chosen to become executive officers.

Name	Age	Position & Office	Held Present Office Since	Family Relationship to CEO
William Dillard, II.	78	Director; Chief Executive Officer	1998	Not applicable
Alex Dillard	73	Director; President	1998	Brother of William Dillard, II
Mike Dillard	71	Director; Executive Vice President	1984	Brother of William Dillard, II
Drue Matheny	76	Director; Executive Vice President	1998	Sister of William Dillard, II
William Dillard, III	52	Director; Senior Vice President	2015	Son of William Dillard, II
Denise Mahaffy	64	Director; Senior Vice President	2015	Sister of William Dillard, II
Chris B. Johnson	51	Senior Vice President; Co-Principal Financial Officer	2015	None
Phillip R. Watts	60	Senior Vice President; Co-Principal Financial Officer and Principal Accounting Officer	2015	None
Tony Bolte [1]	64	Senior Vice President	2021	None
Dean L. Worley	57	Vice President; General Counsel	2012	None
Brant Musgrave	50	Vice President	2014	None
Mike Litchford	57	Vice President	2016	None
Tom Bolin	60	Vice President	2016	None
Annemarie Jazic [2]	39	Vice President	2017	Niece of William Dillard, II
Alexandra Lucie [3]	39	Vice President	2017	Niece of William Dillard, II
James D. Stockman [4]	66	Vice President	2017	None

(1) Mr. Bolte served as Vice President of Logistics from 2007 to 2017. In 2017, he was promoted to Vice President of Information Technology and Logistics. In 2021, he was promoted to Senior Vice President of Information Technology and Logistics.

(2) Mrs. Jazic served as Director of Contemporary Sportswear from 2006 to 2013 and Director of Online Experience from 2013 to 2017. In 2017, she was promoted to Vice President of Online Experience.

(3) Mrs. Lucie served as a Divisional Merchandise Manager of Ladies', Juniors' and Children's Exclusive Brands from 2010 to 2014 and served as a General Merchandise Manager of Ladies', Juniors' and Children's Exclusive Brands from 2014 to 2017. In 2017, she was promoted to Corporate Vice President of Ladies', Juniors' and Children's Exclusive Brands.

(4) Mr. Stockman served as General Merchandise Manager of Exclusive Brands from 2004 to 2017. In 2017, he was promoted to Corporate Vice President of Ladies' Apparel.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market and Dividend Information for Common Stock

The Company's Class A Common Stock trades on the New York Stock Exchange under the Ticker Symbol "DDS". No public market currently exists for the Company's Class B Common Stock.

While the Company currently expects to continue paying quarterly cash dividends during fiscal 2023, all prospective dividends are subject to and conditional upon the review and approval of and declaration by the Board of Directors.

Stockholders

As of February 25, 2023, there were 2,147 holders of record of the Company's Class A Common Stock and 4 holders of record of the Company's Class B Common Stock.

Repurchase of Common Stock

	Issuer Purchases of Equity Securities			
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 30, 2022 through November 26, 2022.	—	$ —	—	$ 175,402,174
November 27, 2022 through December 31, 2022	—	—	—	175,402,174
January 1, 2023 through January 28, 2023	—	—	—	175,402,174
Total	—	$ —	—	$ 175,402,174

In February 2022, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $500 million of its Class A Common Stock under an open-ended plan ("February 2022 Stock Plan").

The February 2022 Stock Plan permits the Company to repurchase its Class A Common Stock in the open market, pursuant to preset trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act or through privately negotiated transactions. The February 2022 Stock Plan has no expiration date.

All repurchases of the Company's Class A Common Stock in fiscal 2022 were made at the market price at the trade date, and all amounts paid to reacquire these shares were allocated to treasury stock. As of January 28, 2023, $175.4 million of authorization remained under the February 2022 Stock Plan.

Reference is made to the discussion in Note 9 in the "Notes to Consolidated Financial Statements" in Item 8 of this Annual Report, which information is incorporated by reference herein.

Securities Authorized for Issuance under Equity Compensation Plans

The information concerning the Company's equity compensation plans is incorporated herein by reference from Item 12 of this Annual Report under the heading "Equity Compensation Plan Information".

Company Performance

The graph below compares the cumulative total returns on the Company's Class A Common Stock, the Standard & Poor's 500 Index and the Dow Jones U.S. Apparel Retailers Index for each of the last five fiscal years. The cumulative total return assumes $100 invested in the Company's Class A Common Stock and each of the indices at market close on February 2, 2018 (the last trading day prior to the start of fiscal 2018) and assumes reinvestment of dividends.

The table below the graph shows the dollar value of the respective $100 investments, with the assumptions noted above, in each of the Company's Class A Common Stock, the Standard & Poor's 500 Index and the Dow Jones U.S. Apparel Retailers Index as of the last day of each of the Company's last five fiscal years.



	2018	2019	2020	2021	2022
Dillard's, Inc.	$ 103.57	$ 96.57	$ 141.93	$ 425.39	$ 676.03
S&P 500	99.94	121.49	142.45	172.36	160.93
DJ US Apparel Retailers	110.57	124.93	133.56	146.06	161.37

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Dillard's, Inc. operates 277 retail department stores spanning 29 states and an Internet store. The Company also operates a general contracting construction company, CDI, a portion of whose business includes constructing and remodeling stores for the Company, which is a reportable segment separate from our retail operations.

In accordance with the National Retail Federation fiscal reporting calendar and our bylaws, the Company's fiscal year ends on the Saturday nearest January 31 of each year. Fiscal 2022, 2021 and 2020 ended on January 28, 2023, January 29, 2022 and January 30, 2021, respectively, and contained 52 weeks each.

A discussion regarding results of operations and analysis of financial condition for the year ended January 29, 2022 as compared to the year ended January 30, 2021 is included in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended January 29, 2022, including the impact of COVID-19 on those periods.

EXECUTIVE OVERVIEW

<u>Fiscal 2022</u>

We achieved record results during fiscal 2022 compared to a previously unprecedented performance in fiscal 2021, ending the year in a strong financial position. Overall, our results for 2022 reflected continued disciplined execution of inventory control combined with positive sales, which were particularly strong in the first half of the year.

Total retail sales increased 5% for fiscal 2022 compared to the prior fiscal year. Sales in comparable stores for the year increased 5%.

Consolidated gross margin for fiscal 2022 was 42.0% of sales compared to 42.3% of sales for fiscal 2021. Retail gross margin for fiscal 2022 was a record 43.0% of sales compared to 42.9% of sales for the prior fiscal year.

Consolidated selling, general and administrative expenses ("operating expenses") for fiscal 2022 were $1.674 billion (24.4% of sales) compared to $1.537 billion (23.7% of sales) for fiscal 2021. The increase of approximately $138 million is primarily due to increases in payroll and payroll-related expenses resulting from a highly competitive wage environment.

We reported record net income for fiscal 2022 of $891.6 million, or $50.81 per share, compared to $862.5 million, or $41.88 per share, for fiscal 2021. Included in net income for fiscal 2022 is a pretax gain of $21.0 million ($16.4 million after tax or $0.94 per share) primarily related to the sale of three store properties. Also included in fiscal 2022 net income are two tax-related benefits:

- a federal income tax benefit of $16.3 million ($0.93 per share) due to a deduction related to that portion of the special dividend of $15.00 per share that was paid to the Dillard's, Inc. Investment and Employee Stock Ownership Plan during the year, and

- a net $13.7 million ($0.78 per share) income tax benefit due to the release of valuation allowances primarily related to state net operating loss carryforwards.

Included in net income for the prior year (fiscal 2021) is a pretax gain of $24.7 million ($19.5 million after tax or $0.95 per share) primarily related to the sale of three store properties. Also included in prior year net income is a federal income tax benefit of $18.0 million ($0.88 per share) due to a deduction related to that portion of the special dividend of $15.00 per share that was paid to the Dillard's, Inc. Investment and Employee Stock Ownership Plan during the year.

Cash flow from operations was $948.4 million for fiscal 2022 and $1,280.0 million for fiscal 2021. During fiscal 2022, we returned $708 million of cash to shareholders in the form of dividends ($271.3 million) and share repurchases ($436.6 million). At January 28, 2023, authorization of $175.4 million remained under the share repurchase program.

At January 28, 2023, we had working capital of $1,212.9 million (including cash and cash equivalents, restricted cash and short-term investments totaling $809.2 million) and total debt outstanding of $521.4 million excluding operating lease liabilities.

Key Performance Indicators

We use a number of key indicators of financial condition and operating performance to evaluate our business, including the following:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net sales (in millions)	$ 6,871.1	$ 6,493.0	$ 4,300.9
Gross margin (in millions)	$ 2,887.5	$ 2,745.3	$ 1,231.8
Gross margin as a percentage of net sales	42.0 %	42.3 %	28.6 %
Retail gross margin as a percentage of retail net sales	43.0 %	42.9 %	29.4 %
Selling, general and administrative expenses as a percentage of net sales	24.4 %	23.7 %	28.2 %
Cash flow from operations (in millions)	$ 948.4	$ 1,280.0	$ 252.9
Total retail store count at end of period	277	280	282
Retail sales per square foot	$ 146	$ 138	$ 90
Retail stores sales trend	5 %	53 %	(31)%
Comparable retail store sales trend	5 %	*	*
Retail store inventory trend	4 %	(1)%	(26)%
Retail merchandise inventory turnover	2.9	2.9	2.0

*   The Company reported no comparable store sales data for the fiscal year due to the temporary COVID-19-related closures of its brick-and-mortar stores during the first and second quarters of fiscal 2020 as well as the interdependence between in-store and online sales.

Trends and Uncertainties

Fluctuations in the following key trends and uncertainties may have a material effect on our operating results.

- Cash flow—Cash from operating activities is a primary source of our liquidity that is adversely affected when the retail industry faces economic challenges. Furthermore, operating cash flow can be negatively affected by competitive factors.

- Pricing—If our customers do not purchase our merchandise offerings in sufficient quantities, we respond by taking markdowns. If we have to reduce our retail selling prices, the cost of sales on our consolidated statement of operations will correspondingly rise, thus reducing our net income and cash flow.

- Success of brand—The success of our exclusive brand merchandise as well as merchandise we source from national vendors is dependent upon customer fashion preferences and how well we can predict and anticipate trends.

- Sourcing—Our store merchandise selection is dependent upon our ability to acquire appealing products from a number of sources. Our ability to attract and retain compelling vendors as well as in-house design talent, the adequacy and stable availability of materials and production facilities from which we source our merchandise and the speed at which we can respond to customer trends and preferences all have a significant impact on our merchandise mix and, thus, our ability to sell merchandise at profitable prices.

- Store growth—Our ability to open new stores is dependent upon a number of factors, such as the identification of suitable markets and locations and the availability of shopping developments, especially in a weak economic environment. Store growth can be further hindered by mall attrition and subsequent closure of underperforming properties.

At present, a number of economic and geopolitical factors are affecting the U.S. and world economies (including countries from which we source some of our merchandise): inflation and interest rate increases, fluctuating gas prices, uncertainty around shipping costs and shipping capacity and increased U.S. wages in a tight labor market. The extent to which our business will be affected by these factors depends on our customer's continuing ability and willingness to accept price increases. Accordingly, the related financial impact to fiscal 2023 from these factors cannot be reasonably estimated at this time.

Seasonality and Inflation

Our business, like many other retailers, is subject to seasonal influences, with a significant portion of sales and income typically realized during the last quarter of our fiscal year due to the holiday season. Because of the seasonality of our business, results from any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

The Company was affected by inflation during fiscal 2022. Our business will likely be affected by inflation in fiscal 2023, the extent of which depends on our customers' continuing ability and willingness to accept price increases.

2023 Guidance

A summary of management's estimates of certain financial measures for fiscal 2023 is shown below:

(in millions of dollars)	Fiscal 2023 Estimated		Fiscal 2022 Actual	
Depreciation and amortization	$	180	$	188
Rentals		22		23
Interest and debt (income) expense, net		(11)		31
Capital expenditures		150		120

General

Net sales. Net sales includes merchandise sales of comparable and non-comparable stores and revenue recognized on contracts of CDI Contractors, LLC ("CDI"), the Company's general contracting construction company. Comparable store sales includes sales for those stores which were in operation for a full period in both the most recently completed quarter and the corresponding quarter for the prior fiscal year, including our internet store. Comparable store sales excludes changes in the allowance for sales returns. Non-comparable store sales includes: sales in the current fiscal year from stores opened during the previous fiscal year before they are considered comparable stores; sales from new stores opened during the current fiscal year; sales in the previous fiscal year for stores closed during the current or previous fiscal year that are no longer considered comparable stores; sales in clearance centers; and changes in the allowance for sales returns.

Sales occur as a result of interaction with customers across multiple points of contact, creating an interdependence between in-store and online sales. Online orders are fulfilled from both fulfillment centers and retail stores. Additionally, online customers have the ability to buy online and pick up in-store. Retail in-store customers have the ability to purchase items that may be ordered and fulfilled from either a fulfillment center or another retail store location. Online customers may return orders via mail, or customers may return orders placed online to retail store locations. Customers who earn reward points under the private label credit card program may earn and redeem rewards through in-store or online purchases.

Service charges and other income. Service charges and other income includes income generated through the long-term marketing and servicing alliance with Wells Fargo Bank, N.A. ("Wells Fargo Alliance"). Other income includes rental income, shipping and handling fees, gift card breakage and lease income on leased departments.

Cost of sales. Cost of sales includes the cost of merchandise sold (net of purchase discounts, non-specific margin maintenance allowances and merchandise margin maintenance allowances), bankcard fees, freight to the distribution centers, employee and promotional discounts, shipping to customers and direct payroll for salon personnel. Cost of sales also includes CDI contract costs, which comprise all direct material and labor costs, subcontract costs and those indirect costs related to contract performance, such as indirect labor, employee benefits and insurance program costs.

Selling, general and administrative expenses. Selling, general and administrative expenses include buying, occupancy, selling, distribution, warehousing, store and corporate expenses (including payroll and employee benefits), insurance, employment taxes, advertising, management information systems, legal and other corporate level expenses. Buying expenses consist of payroll, employee benefits and travel for design, buying and merchandising personnel.

Depreciation and amortization. Depreciation and amortization expenses include depreciation and amortization on property and equipment.

Rentals. Rentals includes expenses for store leases, including contingent rent, data processing and other equipment rentals and office space leases.

Interest and debt expense, net. Interest and debt expense includes interest, net of interest income from demand deposits and short-term investments and capitalized interest, relating to the Company's unsecured notes, subordinated debentures and commitment fees and borrowings, if any, under the Company's credit agreement. Interest and debt expense also includes the amortization of financing costs and interest on finance lease obligations.

Other expense. Other expense includes the interest cost and net actuarial loss components of net periodic benefit costs related to the Company's unfunded, nonqualified defined benefit plan and charges related to the write off of certain deferred financing fees in connection with the amendment and extension of the Company's secured revolving credit facility, if any.

(Gain) loss on disposal of assets. (Gain) loss on disposal of assets includes the net gain or loss on the sale or disposal of property and equipment, as well as gains from insurance proceeds in excess of the cost basis of insured assets, if any.

Asset impairment and store closing charges. Asset impairment and store closing charges consist of (a) write-downs to fair value of under-performing or held for sale properties and cost method investments and (b) exit costs associated with the closure of certain stores, if any. Exit costs include future rent, taxes and common area maintenance expenses from the time the stores are closed.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are also described in Note 1 in the "Notes to Consolidated Financial Statements" in Item 8 hereof. As disclosed in that note, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Since future events and their effects cannot be determined with absolute certainty, actual results could differ from those estimates.

Management of the Company believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in preparation of the Company's consolidated financial statements.

Merchandise inventory. All of the Company's inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") inventory method. Approximately 95% of the Company's inventories are valued using the LIFO retail inventory method. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail value of inventories. The retail inventory method is an averaging method that is widely used in the retail industry due to its practicality. Inherent in the retail inventory method calculation are certain significant management judgments including, among others, merchandise markon, markups and markdowns, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. During periods of deflation, inventory values on the first-in, first-out ("FIFO") retail inventory method may be lower than the LIFO retail inventory method. Additionally, inventory values at LIFO cost may be in excess of net realizable value. At January 28, 2023 and January 29, 2022, merchandise inventories valued at LIFO, including adjustments as necessary to record inventory at the lower of cost or market, approximated the cost of such inventories using the FIFO retail inventory method. The application of the LIFO retail inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for fiscal 2022, 2021 or 2020. A 1% change in the dollar amount of markdowns would have impacted net income by approximately $8 million for fiscal 2022.

The Company regularly records a provision for estimated shrinkage, thereby reducing the carrying value of merchandise inventory. Complete physical inventories of the Company's stores and warehouses are generally performed no less frequently than annually, with the recorded amount of merchandise inventory being adjusted to coincide with these physical counts. While shrinkage has increased in recent years, the differences between the estimated amounts of shrinkage and the actual amounts realized during the past three years have not been material.

Revenue recognition. The Company's retail operations segment recognizes revenue upon the sale of merchandise to its customers, net of anticipated returns of merchandise. The asset and liability for sales returns are based on historical evidence of our return rate. We recorded an allowance for sales returns of $23.1 million and $19.6 million and return assets of $13.3 million and $10.8 million as of January 28, 2023 and January 29, 2022, respectively. The return asset and the allowance for sales returns are recorded in the consolidated balance sheets in other current assets and trade accounts payable and accrued expenses, respectively. Adjustments to earnings resulting from revisions to estimates on our sales return provision were not material for fiscal 2022, 2021 and 2020.

The Company's share of income under the Wells Fargo Alliance, involving the Dillard's branded private label credit cards is included as a component of service charges and other income. The Company recognized income of $67.8 million, $74.8 million and $78.6 million from the alliance in fiscal 2022, 2021 and 2020, respectively. The Company participates in the marketing of the private label credit cards, which includes the cost of customer reward programs. Through the reward programs, customers earn points that are redeemable for discounts on future purchases. The Company defers a portion of its net sales upon the sale of merchandise to its customer reward program members that is recognized in net sales when the reward is redeemed or expired at a future date.

Revenues from CDI construction contracts are generally measured based on the ratio of costs incurred to total estimated contract costs (the "cost-to-cost method"). Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations based on stand-alone selling prices. Construction contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of our contract modifications are for goods and services that are not distinct from the existing contracts; therefore, the modifications are accounted for as if they were part of the existing contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation for which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. The length of each contract varies but is typically nine to eighteen months. The progress towards completion is determined by relating the actual costs of work performed to date to the current estimated total costs of the respective contracts. Estimated contract losses are recognized in full when determined.

Construction contracts give rise to accounts receivable, contract assets and contract liabilities. We record accounts receivable based on amounts billed to customers. We also record costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) in other current assets and trade accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Vendor allowances. The Company receives concessions from vendors through a variety of programs and arrangements, including cooperative advertising, payroll reimbursements and margin maintenance programs.

Cooperative advertising allowances are reported as a reduction of advertising expense in the period in which the advertising occurred. If vendor advertising allowances were substantially reduced or eliminated, the Company would likely consider other methods of advertising as well as the volume and frequency of our product advertising, which could increase or decrease our expenditures. We are not able to assess the impact of vendor advertising allowances on creating additional revenues, as such allowances do not directly generate revenues for our stores.

Payroll reimbursements are reported as a reduction of payroll expense in the period in which the reimbursement occurred.

Amounts of margin maintenance allowances are recorded only when an agreement has been reached with the vendor and the collection of the concession is deemed probable. All such merchandise margin maintenance allowances are recognized as a reduction of cost purchases. Under the retail inventory method, a portion of these allowances reduces cost of goods sold and a portion reduces the carrying value of merchandise inventory.

Insurance accruals. The Company's consolidated balance sheets include liabilities with respect to claims for self-insured workers' compensation (with a self-insured retention of $4 million per claim) and general liability (with a self-insured retention of $2 million per claim). The Company's retentions are insured through a wholly-owned captive insurance subsidiary. The Company estimates the required liability of such claims, utilizing an actuarial method, based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). As of January 28, 2023 and January 29, 2022, insurance accruals of $42.5 million and $39.9 million, respectively, were recorded in trade accounts payable and accrued expenses and other liabilities. A 10% change in our self-insurance reserve would have affected net income by approximately $3 million for fiscal 2022.

Long-lived assets. The Company's judgment regarding the existence of impairment indicators is based on market and operational performance. We assess the impairment of long-lived assets, primarily fixed assets and operating lease assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- Significant changes in the manner of our use of assets or the strategy for the overall business;

- Significant negative industry or economic trends;

- A current-period operating or cash flow loss combined with a history of operating or cash flow losses; and

- Store closings.

The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the fair value, the carrying value is reduced to its fair value. Various factors including future sales growth, profit margins and real estate values are included in this analysis. To the extent these future projections, the Company's strategies or market conditions change, the conclusion regarding impairment may differ from the current estimates.

Income taxes. Temporary differences arising from differing treatment of income and expense items for tax and financial reporting purposes result in deferred tax assets and liabilities that are recorded on the balance sheet. These balances, as well as income tax expense, are determined through management's estimations, interpretation of tax law for multiple jurisdictions and tax planning. If the Company's actual results differ from estimated results due to changes in tax laws, changes in store locations, settlements of tax audits or tax planning, the Company's effective tax rate and tax balances could be affected.

As such, these estimates may require adjustment in the future as additional information becomes available or as circumstances change. Changes in the Company's assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations.

The total amount of unrecognized tax benefits as of January 28, 2023 was $7.0 million, of which, $5.3 million would, if recognized, affect the Company's effective tax rate. The total amount of unrecognized tax benefits as of January 29, 2022 was $6.7 million, of which $3.9 million would, if recognized, affect the Company's effective tax rate. The Company does not expect a significant change in unrecognized tax benefits in the next twelve months. The Company classifies accrued interest expense and penalties relating to income tax in the consolidated financial statements as income tax expense. The total amounts of interest and penalties were not material.

The fiscal tax years that remain subject to examination for the federal tax jurisdiction are 2015, 2016 and 2018 and forward. At this time, the Company does not expect the results from any income tax audit to have a material impact on the Company's consolidated financial statements.

Pension obligations. The discount rate that the Company utilizes for determining future pension obligations is based on the FTSE Above Median Pension yield curve on its annual measurement date as of the end of each fiscal year and is matched to the future expected cash flows of the benefit plans by semi-annual periods. The discount rate increased to 4.8% as of January 28, 2023 from 3.0% as of January 29, 2022. We believe that these assumptions have been appropriate and that, based on these assumptions, the pension liability of $273.1 million is appropriately stated as of January 28, 2023; however, actual results may differ materially from those estimated and could have a material impact on our consolidated financial statements. A further 50 basis point change in the discount rate would increase or decrease the pension liability by approximately $14 million. The Company expects to make a contribution to the pension plan of approximately $6.8 million in fiscal 2023. The Company expects pension expense to be approximately $23.8 million in fiscal 2023.

RESULTS OF OPERATIONS

The following table sets forth the results of operations and percentage of net sales, for the periods indicated (percentages may not foot due to rounding):

	For the years ended					
	January 28, 2023		January 29, 2022		January 30, 2021	
(in thousands of dollars)	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$ 6,871,081	100.0 %	$ 6,492,993	100.0 %	$ 4,300,895	100.0 %
Service charges and other income	125,134	1.8	131,274	2.0	132,290	3.1
	6,996,215	101.8	6,624,267	102.0	4,433,185	103.1
Cost of sales	3,983,598	58.0	3,747,665	57.7	3,069,063	71.4
Selling, general and administrative expenses	1,674,317	24.4	1,536,554	23.7	1,211,483	28.2
Depreciation and amortization	188,440	2.7	199,321	3.1	213,378	5.0
Rentals	23,169	0.3	22,594	0.3	22,174	0.5
Interest and debt expense, net	30,527	0.4	43,092	0.7	49,108	1.1
Other expense	7,744	0.1	11,366	0.2	8,417	0.2
(Gain) loss on disposal of assets	(21,047)	(0.3)	(24,688)	(0.4)	2,230	0.1
Asset impairment and store closing charges	—	—	—	—	10,736	0.2
Income (loss) before income taxes (benefit)	1,109,467	16.1	1,088,363	16.8	(153,404)	(3.6)
Income taxes (benefit)	217,830	3.2	225,890	3.5	(81,750)	(1.9)
Net income (loss)	$ 891,637	13.0 %	$ 862,473	13.3 %	$ (71,654)	(1.7)%

Sales

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net sales:			
Retail operations segment	$ 6,701,972	$ 6,374,753	$ 4,160,232
Construction segment	169,109	118,240	140,663
Total net sales	$ 6,871,081	$ 6,492,993	$ 4,300,895

The percent change by segment and product category in the Company's sales for the past two years is as follows:

	Percent Change	
	Fiscal 2022 - 2021	Fiscal 2021 - 2020
Retail operations segment		
Cosmetics	7.5 %	44.1 %
Ladies' apparel	5.7	73.6
Ladies' accessories and lingerie	(0.8)	41.9
Juniors' and children's apparel	3.0	61.5
Men's apparel and accessories	9.7	61.1
Shoes	5.0	49.1
Home and furniture	(0.8)	14.6
Construction segment	43.0	(15.9)

2022 Compared to 2021

Net sales from the retail operations segment increased $327.2 million during fiscal 2022 compared to fiscal 2021, an increase of 5%. Sales in comparable stores increased 5% for fiscal 2022 compared to fiscal 2021. During fiscal 2022, sales of men's apparel and accessories, cosmetics, ladies' apparel and shoes increased significantly, while sales of juniors' and children's apparel increased moderately. Sales of home and furniture and ladies' accessories and lingerie decreased slightly.

The number of sales transactions during fiscal 2022 decreased 3% over fiscal 2021 while the average dollars per sales transaction increased 8%.

Net sales from the construction segment increased $50.9 million or 43% during fiscal 2022 compared to fiscal 2021 due to an increase in construction activity. The remaining performance obligations related to executed construction contracts totaled $189.1 million, increasing approximately 101% from January 29, 2022.

Exclusive Brand Merchandise

Sales penetration of exclusive brand merchandise for fiscal 2022, 2021 and 2020 was 23.8%, 22.7% and 20.4% of total net sales, respectively.

Service Charges and Other Income

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Service charges and other income:			
Retail operations segment			
Income from Wells Fargo Alliance	$ 67,768	$ 74,780	$ 78,600
Leased department income	2	6	1,078
Shipping and handling income	42,505	41,850	39,749
Other	14,551	13,917	11,648
	124,826	130,553	131,075
Construction segment	308	721	1,215
Total	$ 125,134	$ 131,274	$ 132,290

2022 Compared to 2021

Service charges and other income is composed primarily of income from the Wells Fargo Alliance. Income from the alliance decreased $7.0 million in fiscal 2022 compared to fiscal 2021 primarily due to increased funding costs. Shipping and handling income increased during fiscal 2022 primarily due to an increase in online shopping.

Gross Margin

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Gross margin:			
Retail operations segment	$ 2,878,910	$ 2,736,762	$ 1,223,614
Construction segment	8,573	8,566	8,218
Total gross margin	$ 2,887,483	$ 2,745,328	$ 1,231,832
Gross margin as a percentage of segment net sales:			
Retail operations segment	43.0 %	42.9 %	29.4 %
Construction segment	5.1	7.2	5.8
Total gross margin as a percentage of net sales	42.0	42.3	28.6

2022 Compared to 2021

Gross margin as a percentage of net sales decreased 30 basis points of sales during fiscal 2022 compared to fiscal 2021. Gross margin from retail operations increased 10 basis points of segment net sales during the same periods. During fiscal 2022, gross margin decreased moderately in home and furniture and ladies' accessories and lingerie, while decreasing slightly in shoes and juniors' and children's apparel. Gross margin increased slightly in cosmetics, men's apparel and accessories and ladies' apparel. Retail store inventory increased 4% at January 28, 2023 compared to January 29, 2022.

We source a significant portion of our private label and exclusive brand merchandise from countries that have been impacted by the COVID-19 virus. Additionally, many of our branded merchandise vendors also source a significant portion of their merchandise from these same countries. This issue negatively impacted our supply chain during fiscal 2022 and prior, resulting in shipping delays as well as increased shipping costs. Additionally, disruptions in the global transportation network, including slowdowns in our U.S. ports, caused delays in processing imported merchandise, thereby resulting in untimely deliveries of merchandise. These issues have improved in recent months and the negative impact on the Company's operations and financial results has begun to diminish. Management continues to monitor these issues closely.

Inflation and rising interest costs continue to be a concern for management. The extent to which our business will be affected by inflation and rising interest costs depends on our customers' continuing ability and willingness to accept price increases.

Gross margin from the construction segment decreased 210 basis points of segment net sales.

Selling, General and Administrative Expenses ("SG&A")

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
SG&A:			
Retail operations segment	$ 1,666,492	$ 1,529,787	$ 1,205,394
Construction segment	7,825	6,767	6,089
Total SG&A	$ 1,674,317	$ 1,536,554	$ 1,211,483
SG&A as a percentage of segment net sales:			
Retail operations segment	24.9 %	24.0 %	29.0 %
Construction segment	4.6	5.7	4.3
Total SG&A as a percentage of net sales	24.4	23.7	28.2

2022 Compared to 2021

SG&A increased $137.8 million, or 9.0%, during fiscal 2022 compared to fiscal 2021, increasing 70 basis points of sales. SG&A from retail operations increased 90 basis points of segment net sales during fiscal 2022 compared to fiscal 2021. The increase in SG&A dollars was primarily due to increases in payroll expense and related payroll taxes.

Payroll expense and related payroll taxes for fiscal 2022 were $1,138.8 million compared to $1,042.7 million for fiscal 2021, an increase of 9.2%. The Company remains focused on hiring, developing and retaining talented associates within the existing tight labor market.

Depreciation and Amortization

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Depreciation and amortization:			
Retail operations segment	$ 188,227	$ 199,061	$ 212,866
Construction segment	213	260	512
Total depreciation and amortization.	$ 188,440	$ 199,321	$ 213,378

2022 Compared to 2021

Depreciation and amortization expense decreased $10.9 million during fiscal 2022 compared to fiscal 2021, primarily due to the timing and composition of capital expenditures.

Interest and Debt Expense, Net

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Interest and debt expense (income), net:			
Retail operations segment	$ 30,614	$ 43,131	$ 49,154
Construction segment	(87)	(39)	(46)
Total interest and debt expense, net	$ 30,527	$ 43,092	$ 49,108

2022 Compared to 2021

Net interest and debt expense decreased $12.6 million in fiscal 2022 compared to fiscal 2021 primarily due to an increase in interest income. Total weighted average debt outstanding during fiscal 2022 decreased $3.4 million compared to fiscal 2021 primarily due to a note maturity.

Other Expense

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Other expense:			
Retail operations segment	$ 7,744	$ 11,366	$ 8,417
Construction segment	—	—	—
Total other expense	$ 7,744	$ 11,366	$ 8,417

2022 Compared to 2021

Other expense decreased $3.6 million in fiscal 2022 compared to fiscal 2021 primarily due to the write-off in fiscal 2021 of certain deferred financing fees in connection with the amendment and extension of the Company's secured revolving credit facility.

(Gain) Loss on Disposal of Assets

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
(Gain) loss on disposal of assets:			
Retail operations segment	$ (21,046)	$ (24,682)	$ 2,256
Construction segment.	(1)	(6)	(26)
Total (gain) loss on disposal of assets	$ (21,047)	$ (24,688)	$ 2,230

Fiscal 2022

During fiscal 2022, the Company received proceeds of $25.1 million primarily from the sale of three store properties, resulting in a gain of $21.0 million that was recorded in (gain) loss on disposal of assets.

Fiscal 2021

During fiscal 2021, the Company received proceeds of $29.3 million primarily from the sale of three store properties, resulting in a gain of $24.7 million that was recorded in (gain) loss on disposal of assets.

Asset Impairment and Store Closing Charges

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Asset impairment and store closing charges:			
Retail operations segment	$ —	$ —	$ 10,736
Construction segment.	—	—	—
Total asset impairment and store closing charges.	$ —	$ —	$ 10,736

Fiscal 2020

During fiscal 2020, the Company recorded $10.7 million in asset impairment charges related to certain clearance locations.

Income Taxes

The Company's estimated federal and state effective income tax rate was 19.6% in fiscal 2022, 20.8% in fiscal 2021 and 53.3% in fiscal 2020. The Company expects the fiscal 2023 federal and state effective income tax rate to approximate 23%.

Fiscal 2022

During fiscal 2022, income taxes included federal and state tax benefits of $19.3 million due to the deduction related to that portion of the Company's dividends that were paid to the Dillard's, Inc. Investment and Employee Stock Ownership Plan, including the special dividend of $15 per share paid on January 9, 2023. Income taxes also included a net $13.7 million income tax benefit due to the release of valuation allowances primarily related to increases in the expected future utilization of state net operating loss carryforwards.

Fiscal 2021

During fiscal 2021, income taxes included federal and state tax benefits of $20.1 million due to the deduction related to that portion of the Company's dividends that were paid to the Dillard's, Inc. Investment and Employee Stock Ownership Plan, including the special dividend of $15 per share paid on December 15, 2021.

LIQUIDITY AND CAPITAL RESOURCES

The Company's current non-operating priorities for its use of cash are strategic investments to enhance the value of existing properties, stock repurchases and dividend payments to stockholders.

Cash flows for the Company's most recent three fiscal years were as follows:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020	Percent Change 2022 - 2021	Percent Change 2021 - 2020
Operating Activities	$ 948,391	$ 1,280,020	$ 252,946	(25.9)%	406.0 %
Investing Activities	(235,853)	(69,788)	(48,380)	(238.0)	(44.2)
Financing Activities	(768,966)	(853,812)	(121,304)	9.9	(603.9)
Total Cash (Used) Provided	$ (56,428)	$ 356,420	$ 83,262		

Operating Activities

The primary source of the Company's liquidity is, and historically has been, cash flows from operations. Due to the seasonality of the Company's business, we have historically realized a significant portion of the cash flows from operating activities during the second half of the fiscal year. Retail operations sales are the key operating cash component, providing 95.8%, 96.2% and 93.8% of total revenues in fiscal 2022, 2021 and 2020, respectively.

Net cash flows from operations decreased $331.6 million during fiscal 2022 compared to fiscal 2021 primarily due to changes in working capital items, notably decreases in trade accounts payable and accrued expenses and other liabilities and income taxes payable.

Operating cash inflows also include the Company's income and reimbursements from the Wells Fargo Alliance and cash distributions from joint ventures (excluding returns of investments), if any. Operating cash outflows include payments to vendors for inventory, services and supplies, payments to employees and payments of interest and taxes.

Wells Fargo owns and manages the Dillard's private label cards under the Wells Fargo Alliance. Under the Wells Fargo Alliance, Wells Fargo establishes and owns private label card accounts for our customers, retains the benefits and risks associated with the ownership of the accounts, provides key customer service functions, including new account openings, transaction authorization, billing adjustments and customer inquiries, receives the finance charge income and incurs the bad debts associated with those accounts.

Pursuant to the Wells Fargo Alliance, we receive on-going cash compensation from Wells Fargo based upon the portfolio's earnings. The compensation received from the portfolio is determined monthly and has no recourse provisions. The amount the Company receives is dependent on the level of sales on Wells Fargo accounts, the level of balances carried on Wells Fargo accounts by Wells Fargo customers, payment rates on Wells Fargo accounts, finance charge rates and other fees on Wells Fargo accounts, the level of credit losses for the Wells Fargo accounts as well as Wells Fargo's ability to extend credit to our customers. We participate in the marketing of the private label cards, which includes the cost of customer reward programs. The Wells Fargo Alliance expires in November 2024.

The Company recognized income of $67.8 million, $74.8 million and $78.6 million from the Wells Fargo Alliance during fiscal 2022, 2021 and 2020, respectively.

During fiscal 2021, the Company received proceeds from insurance of $2.9 million for claims filed for merchandise losses related to storm damage incurred at two stores.

At January 28, 2023, the Company had purchase obligations of $1,330.3 million outstanding for merchandise and store construction commitments, all of which are expected to be paid during fiscal 2023.

Investing Activities

Cash inflows from investing activities generally include proceeds from sales of property and equipment and maturities of short-term investments. Cash outflows from investing activities generally include payments for capital expenditures such as property and equipment and purchases of short-term investments.

Cash used in investing activities increased $166.1 million during fiscal 2022 compared to fiscal 2021 primarily due to the increase in short-term investment activity.

Capital expenditures increased $15.7 million for fiscal 2022 compared to fiscal 2021. During fiscal 2022, the Company opened: (1) a new store at University Place in Orem, Utah (160,000 square feet) which replaced a store at Provo Towne Centre (200,000 square feet) in the same market and (2) a newly remodeled owned facility at Westgate Mall in Amarillo, Texas, which replaced a leased building at that same location where the Company operates a dual-anchor format. The Company also plans to open a new store at The Empire Mall in Sioux Falls, South Dakota in the Spring of 2024, which will mark the Company's 30th state of operation. During fiscal 2021, the Company opened a new store at Mesa Mall in Grand Junction, Colorado (100,000 square feet).

During fiscal 2022, the Company received cash proceeds of $25.1 million and recorded a related gain of $21.0 million, primarily from the sale of three store properties: (1) a 200,000 square foot location at Provo Towne Centre in Provo, Utah; (2) a 75,000 square foot non-operating store property at Frontier Mall in Cheyenne, Wyoming and (3) a 90,000 square foot clearance center at Metrocenter Mall in Phoenix, Arizona.

During fiscal 2022, the Company also closed (1) a leased clearance center at University Square Mall in Tampa, Florida (80,000 square feet), (2) an owned clearance center at East Hills Mall in St. Joseph, Missouri (100,000 square feet) and (3) a leased location at Sikes Senter in Wichita Falls, Texas (150,000 square feet). During early 2023, the Company has closed an owned location at Santa Rosa Mall in Fort Walton Beach, Florida (115,000 square feet) and a leased location at Conestoga Mall in Grand Island, Nebraska (80,000 square feet). There were no material costs associated or expected with any of these store closures. We remain committed to closing under-performing stores where appropriate and may incur future closing costs related to such stores when they close.

During fiscal 2021, the Company received cash proceeds of $29.3 million and recorded a related gain of $24.7 million, primarily related to the sale of three store properties: (1) a 120,000 square foot location at Cortana Mall in Baton Rouge, Louisiana; (2) a 200,000 square foot location at Paradise Valley Mall in Phoenix, Arizona and (3) a non-operating store property in Knoxville, Tennessee. During fiscal 2021, the Company also closed its leased clearance center at Valle Vista Mall in Harlingen, Texas (100,000 square feet).

During fiscal 2022, the Company received proceeds from insurance of $0.5 million for a claim filed for building losses related to storm damage incurred at one store. During fiscal 2021, the Company received proceeds from insurance of $3.1 million for claims filed for building losses related to storm damage incurred at two stores.

During fiscal 2022, the Company received proceeds from life insurance of $4.4 million related to one policy. During fiscal 2021, the Company received proceeds from life insurance of $0.7 million related to one policy.

During fiscal 2022, the Company purchased certain treasury bills for $245.7 million that are classified as short-term investments. During fiscal 2022, the Company received proceeds of $100.0 million related to maturities of its short-term investments.

Financing Activities

Our primary source of cash inflows from financing activities is generally borrowings from our $800 million senior secured revolving credit facility. Financing cash outflows generally include the repayment of borrowings under the revolving credit facility, the repayment of long-term debt, finance lease obligations, the payment of dividends and the purchase of treasury stock.

Cash used in financing activities decreased to $769.0 million in fiscal 2022 from $853.8 million in fiscal 2021, primarily due to decreases in treasury stock purchases and cash dividends paid during 2022.

Stock Repurchase.   In March 2018, the Company's Board of Directors authorized the Company to repurchase up to $500 million of the Company's Class A Common Stock under an open-ended plan ("March 2018 Stock Plan"). In May 2021, the Company's Board of Directors authorized the Company to repurchase up to $500 million of the Company's Class A Common Stock under an open-ended plan ("May 2021 Stock Plan"). In February 2022, the Company's Board of Directors authorized the Company to repurchase up to $500 million of the Company's Class A Common Stock under an open-ended plan ("February 2022 Stock Plan"). As of January 28, 2023, the Company had completed the authorized purchases under the March 2018 Stock Plan and the May 2021 Stock Plan, and $175.4 million of authorization remained under the February 2022 Stock Plan.

During fiscal 2022, the Company repurchased 1.7 million shares of Class A Common Stock for $436.6 million at an average price of $255.49 per share, and the Company paid $16.2 million for share repurchases that had not yet settled but were accrued at January 29, 2022. During fiscal 2021, the Company repurchased 3.2 million shares of Class A Common Stock for $561.1 million (including the unsettled share repurchases accrued at January 29, 2022) at an average price of $175.06 per share. The ultimate disposition of the repurchased stock has not been determined.

On August 16, 2022, the Inflation Reduction Act of 2022 ("the Act") was signed into law. Under the Act share repurchases after December 31, 2022 will be subject to a 1% excise tax. This excise tax and the remaining corporate tax changes included in the Act are not expected to have a material impact on the Company's financial statements.

Revolving Credit Agreement.   The Company maintains a revolving credit facility ("credit agreement") for general corporate purposes including, among other uses, working capital financing, the issuance of letters of credit, capital expenditures and, subject to certain restrictions, the repayment of existing indebtedness and share repurchases. The credit agreement is secured by certain deposit accounts of the Company and certain inventory of certain subsidiaries and provides a borrowing capacity of $800 million, subject to certain limitations as outlined in the credit agreement, with a $200 million expansion option.

In April 2021, the Company amended the credit agreement (the "2021 amendment"). Pursuant to the 2021 amendment, the Company pays a variable rate of interest on borrowings under the credit agreement and a commitment fee to the participating banks. The rate of interest on borrowings is LIBOR plus 1.75% if average quarterly availability is less than 50% of the total commitment, as defined in the 2021 amendment ("total commitment"), and the rate of interest on borrowings is LIBOR plus 1.50% if average quarterly availability is greater than or equal to 50% of the total commitment. The commitment fee for unused borrowings is 0.30% per annum if average borrowings are less than 35% of the total commitment and 0.25% if average borrowings are greater than or equal to 35% of the total commitment. As long as availability exceeds $80 million and certain events of default have not occurred and are not continuing, there are no financial covenant requirements under the credit agreement. The credit agreement, as amended by the 2021 amendment, matures on April 28, 2026.

During fiscal 2021, the Company paid $3.0 million in issuance costs related to the 2021 amendment, which were recorded in other assets on the consolidated balance sheet, and the Company recognized a loss on early extinguishment of debt of $2.8 million for the write-off of certain remaining deferred financing fees related to the 2020 amendment. This charge was recorded in other expense on the consolidated statement of operations.

No borrowings were outstanding at January 28, 2023. Letters of credit totaling $19.3 million were issued under the credit agreement leaving unutilized availability under the facility of $729.4 million at January 28, 2023. The Company had no borrowings during fiscal 2022 and 2021, and the Company had weighted-average borrowings of $148.6 million during fiscal 2020.

Long-term Debt.   At January 28, 2023, the Company had $321.4 million of long-term debt, comprised of unsecured notes. The unsecured notes bear interest at rates ranging from 7.000% to 7.750% with due dates from fiscal 2026 through fiscal 2028.

Long-term debt maturities over the next five years are (in millions):

Fiscal Year	Long-Term Debt Maturities
2023	$ —
2024	—
2025	—
2026	96.0
2027	80.0

During fiscal 2022, the Company decreased its net level of outstanding debt by $44.8 million related to the maturity of 7.875% Notes. During fiscal 2021, the Company made finance lease payments of $0.7 million and no debt matured.

During fiscal 2023, the Company expects to accrue interest expense of $24.2 million on its long-term debt.

Subordinated Debentures.   As of January 28, 2023, the Company had $200 million outstanding of its 7.5% subordinated debentures due August 1, 2038. All of these subordinated debentures were held by Dillard's Capital Trust I, a 100% owned, unconsolidated finance subsidiary of the Company. The Company has the right to defer the payment of interest on the subordinated debentures at any time for a period not to exceed 20 consecutive quarters; however, the Company has no present intention of exercising this right to defer interest payments.

During fiscal 2023, the Company expects to accrue interest expense of $15.2 million on its subordinated debentures.

Dividends. During fiscal 2022, in addition to our typical quarterly dividends, the Board of Directors declared a special dividend of $15.00 per share that was paid on the Class A and Class B Common Stock of the Company.

Fiscal 2023 Outlook

The Company expects to finance its operations during fiscal 2023 from cash on hand, cash flows generated from operations and, if necessary, utilization of our revolving credit facility. Depending upon our actual and anticipated sources and uses of liquidity, the Company will from time to time consider other possible financing transactions, the proceeds of which could be used to fund working capital or for other corporate purposes.

LIBOR

On March 5, 2021, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The 2021 amendment to our credit agreement included an approach to replace LIBOR with a SOFR-based rate. We have not yet transitioned to a SOFR-based rate and will continue to monitor, assess and plan for the replacement of LIBOR with an alternative rate. We also intend to work with the Wells Fargo Alliance and any other applicable agreements to determine a suitable alternative reference rate.

OFF-BALANCE-SHEET ARRANGEMENTS

The Company has not created, and is not party to, any special-purpose entities or off-balance-sheet arrangements for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any off-balance-sheet arrangements or relationships that are reasonably likely to materially affect the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or the availability of capital resources.

COMMERCIAL COMMITMENTS

AMOUNT OF COMMITMENT EXPIRATION PER PERIOD

(in thousands of dollars) Other Commercial Commitments	Total Amounts Committed	Within 1 year	2 - 3 years	4 - 5 years	After 5 years
$800 million line of credit, none outstanding [1]	$ —	$ —	$ —	$ —	$ —
Standby letters of credit	19,333	19,033	300	—	—
Import letters of credit.	—	—	—	—	—
Total commercial commitments	$ 19,333	$ 19,033	$ 300	$ —	$ —

(1) At January 28, 2023, letters of credit totaling $19.3 million were issued under the credit agreement.

NEW ACCOUNTING PRONOUNCEMENTS

For information with respect to new accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, see Note 1 in the "Notes to Consolidated Financial Statements" in Item 8 hereof.

FORWARD-LOOKING INFORMATION

This report contains certain forward-looking statements. The following are or may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995: (a) statements including words such as "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate," "continue," or the negative or other variations thereof; (b) statements regarding matters that are not historical facts; and (c) statements about the Company's future occurrences, plans and objectives, including those statements included under the headings "2023 Guidance" and "Fiscal 2023 Outlook" included in this Management's Discussion and Analysis and other statements regarding management's expectations and forecasts for the remainder of fiscal 2023 and beyond, statements concerning the opening of new stores or the closing of existing stores, statements regarding our competitive position, statements concerning capital expenditures and sources of liquidity, statements regarding the expected impact of the COVID-19 pandemic and related government responses, statements concerning share repurchases, statements concerning pension contributions, statements concerning changes in loss trends, settlements and other costs related to our self-insurance programs, statements regarding the expected phase out of LIBOR, statements concerning expectations regarding the payment of dividends, statements regarding the impacts of inflation in fiscal 2023 and statements concerning estimated taxes. The Company cautions that forward-looking statements contained in this report are based on estimates, projections, beliefs and assumptions of management and information available to management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. Forward-looking statements of the Company involve risks and uncertainties and are subject to change based on various important factors. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of those factors include (without limitation) the COVID-19 pandemic and its effects on public health, our supply chain, the health and well-being of our employees and customers, and the retail industry in general; other general retail industry conditions and macro-economic conditions including inflation and changes in traffic at malls and shopping centers; economic and weather conditions for regions in which the Company's stores are located and the effect of these factors on the buying patterns of the Company's customers, including the effect of changes in prices and availability of oil and natural gas; the availability of and interest rates on consumer credit; the impact of competitive pressures in the department store industry and other retail channels including specialty, off-price, discount and Internet retailers; changes in the Company's ability to meet labor needs amid nationwide labor shortages and an intense competition for talent; changes in consumer spending patterns, debt levels and their ability to meet credit obligations; high levels of unemployment; changes in tax legislation (including the Inflation Reduction Act of 2022); changes in legislation, affecting such matters as the cost of employee benefits or credit card income; adequate and stable availability and pricing of materials, production facilities and labor from which the Company sources its merchandise; changes in operating expenses, including employee wages, commission structures and related benefits; system failures or data security breaches; possible future acquisitions of store properties from other department store operators; the continued availability of financing in amounts and at the terms necessary to support the Company's future business; fluctuations in LIBOR and other base borrowing rates; the elimination of LIBOR; potential disruption from terrorist activity and the effect on ongoing consumer confidence; other epidemic, pandemic or public health issues; potential disruption of international trade and supply chain efficiencies; any government-ordered restrictions on the movement of the general public or the mandated or voluntary closing of retail stores in response to the COVID-19 pandemic; global conflicts (including the recent conflict in Ukraine) and the possible impact on consumer spending patterns and other economic and demographic changes of similar or dissimilar nature, and other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the SEC, particularly those set forth under the caption "Item 1A, Risk Factors" in this Annual Report.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The table below provides information about the Company's obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and subordinated debentures along with the related weighted-average interest rates by expected maturity dates.

(in thousands of dollars)	2023	2024	2025	Expected Maturity Date (fiscal year) 2026	2027	Thereafter	Total	Fair Value
Long-term debt	$ —	$ —	$ —	$ 96,000	$ 80,000	$ 145,354	$ 321,354	$ 338,194
Average fixed interest rate	— %	— %	— %	7.8 %	7.8 %	7.0 %	7.4 %	
Subordinated debentures	$ —	$ —	$ —	$ —	$ —	$ 200,000	$ 200,000	$ 205,040
Average interest rate . .	—	—	—	—	—	7.5 %	7.5 %	

The Company is exposed to market risk from changes in the interest rates under its $800 million revolving credit agreement, which is secured by certain deposit accounts of the Company and certain inventory of certain subsidiaries. The credit agreement provides a borrowing capacity of $800 million, subject to certain limitations as outlined in the credit agreement, with a $200 million expansion option. The rate of interest on borrowings under the credit agreement is LIBOR plus 1.75% if average quarterly availability is less than 50% of the total commitment and the rate of interest on borrowings is LIBOR plus 1.50% if average quarterly availability is greater than or equal to 50% of the total commitment. The commitment fee for unused borrowings is 0.30% per annum if average borrowings are less than 35% of the total commitment and 0.25% if average borrowings are greater than or equal to 35% of the total commitment. The Company had no weighted average borrowings under this facility during fiscal 2022.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements of the Company and notes thereto required by this item are included in this report beginning on page F-1, which immediately follows the signature page to this report, and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). The Company's management, with the participation of our Principal Executive Officer and Co-Principal Financial Officers, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this annual report, and based on that evaluation, the Company's Principal Executive Officer and Co-Principal Financial Officers have concluded that these disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Co-Principal Financial Officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *2013 Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *2013 Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 28, 2023.

Our independent registered public accounting firm, KPMG LLP ("KPMG"), has audited our consolidated financial statements included in this Annual Report and has issued a report on the effectiveness of our internal control over financial reporting as of January 28, 2023. Please refer to KPMG's "Report of Independent Registered Public Accounting Firm" on page F-2 of this Annual Report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended January 28, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

A.   Directors of the Company

The information called for by this item regarding directors of the Company is incorporated herein by reference from the information under the headings "Proposal No. 1. Election of Directors", "Audit Committee Report", "Information Regarding the Board and Its Committees" and "Delinquent Section 16(a) Reports" in the Proxy Statement.

B.   Executive Officers of the Company

Information regarding executive officers of the Company is included in Part I of this report under the heading "Information About Our Executive Officers." Reference additionally is made to the information under the heading "Delinquent Section 16(a) Reports" in the Proxy Statement, which information is incorporated herein by reference.

The Company's Board of Directors ("Board") has adopted a Code of Conduct that applies to all Company employees, including the Company's executive officers, and, when appropriate, the members of the Board. As stated in the Code of Conduct, there are certain limited situations in which the Company may waive application of the Code of Conduct to employees or members of the Board. For example, since non-employee members of the Board rarely, if ever, deal financially with vendors and other suppliers of the Company on the Company's behalf, it may not be appropriate to seek to apply the Code of Conduct to their dealings with these vendors and suppliers on behalf of other organizations which have no relationship to the Company. To the extent that any such waiver applies to an executive officer or a member of the Board, the waiver requires the express approval of the Board, and the Company intends to satisfy the disclosure requirements of Form 8-K regarding any such waiver from, or an amendment to, any provision of the Code of Conduct, by posting such waiver or amendment on the Company's website. The current version of the Code of Conduct is available free of charge on the Company's investor relations website, investor.dillards.com, and is available in print to any stockholder who requests copies by contacting Julie J. Guymon, Director of Investor Relations, at the Company's corporate executive offices at 1600 Cantrell Road, Little Rock, AR 72201.

ITEM 11.   EXECUTIVE COMPENSATION.

The information called for by this item is incorporated herein by reference from the information under the headings "2022 Director Compensation", "Compensation Discussion and Analysis", "Compensation Committee Report" and "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise prices of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders*...............................	—	$ —	8,237,014
Equity compensation plans not approved by stockholders...............................	—	—	—
Total...................................	—	$ —	8,237,014

*   Included in this category are the following equity compensation plans, which have been approved by the Company's stockholders:

Equity compensation plan	Number of securities available for future issuance
1990 Incentive and Nonqualified Stock Option Plan.....................................	5,125,417
1998 Incentive and Nonqualified Stock Option Plan.....................................	1,760,905
2000 Incentive and Nonqualified Stock Option Plan.....................................	382,705
Dillard's, Inc. Stock Bonus Plan...	692,205
Dillard's, Inc. Stock Purchase Plan	150,596
Dillard's, Inc. 2005 Non-Employee Director Restricted Stock Plan	125,186
	8,237,014

There are no non-stockholder approved plans. Balances presented in the table above are as of January 28, 2023.

Additional information called for by this item is incorporated herein by reference from the information under the headings "Security Ownership of Certain Beneficial Holders" and "Security Ownership of Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this item is incorporated herein by reference from the information under the headings "Certain Relationships and Transactions" and "Information Regarding the Board and Its Committees" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this item is incorporated herein by reference from the information under the heading "Independent Accountant Fees" in the Proxy Statement.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) and (2)   *Financial Statements*

An "Index of Financial Statements" has been filed as a part of this report beginning on page F-1 hereof.

(a)(3)   *Exhibits and Management Compensatory Plans*

The "Exhibit Index" beginning on page 39 hereof identifies exhibits incorporated herein by reference or filed with this report.

Exhibit Index

Number	Description
*3(a)	Restated Certificate of Incorporation (Exhibit 3 to Form 10-Q for the quarter ended August 1, 1992, File No. 1-6140, as amended by Exhibit 3 to Form 10-Q for the quarter ended May 3, 1997, File No. 1-6140).
*3(b)	By-Laws of Dillard's, Inc., as amended (Exhibit 3 to Form 8-K dated as of August 20, 2013, File No. 1-6140).
*4(a)	Indenture between Registrant and Chemical Bank, Trustee, dated as of May 15, 1988, as supplemented (Exhibit 4 to Registration Statement File No. 33-21671, Exhibit 4.2 to Registration Statement File No. 33-25114, Exhibit 4(c) to Form 8-K dated September 26, 1990, File No. 1-6140 and Exhibit 4-q to Registration Statement File No. 333-59183).
*4(b)	Description of Securities (Exhibit 4(b) to Form 10-K for the fiscal year ended February 1, 2020, File No. 1-6140).
*+10(a)	1990 Incentive and Nonqualified Stock Option Plan (Exhibit 10(b) to Form 10-K for the fiscal year ended January 30, 1993, File No. 1-6140).
*+10(b)	Senior Management Cash Bonus Plan (Exhibit 10(d) to Form 10-K for the fiscal year ended January 28, 1995, File No. 1-6140).
*+10(c)	1998 Incentive and Nonqualified Stock Option Plan (Exhibit 10(b) to Form 10-K for the fiscal year ended January 30, 1999, File No. 1-6140).
*+10(d)	2000 Incentive and Nonqualified Stock Option Plan (Exhibit 10(e) to Form 10-K for the fiscal year ended February 3, 2001, File No. 1-6140).
*+10(e)	Dillard's, Inc. Stock Bonus Plan, as amended (Exhibit 10(e) to Form 10-K for the fiscal year ended January 30, 2016, File No. 1-6140).
*+10(f)	Dillard's, Inc. Stock Purchase Plan (Exhibit 10.2 to Form 10-Q for the quarter ended April 30, 2005, File No. 1-6140).
*+10(g)	Dillard's, Inc. 2005 Non-Employee Director Restricted Stock Plan, as amended (Exhibit 10 to Form 10-Q for the fiscal quarter ended April 29, 2017, File No. 1-6140).
*+10(h)	Amended and Restated Dillard's Corporate Officers Non-Qualified Pension Plan (Exhibit 10.1 to Form 8-K dated as of November 21, 2007, File No. 1-6140).
*10(i)	Credit Card Program Agreement by and among Dillard's, Inc., Wells Fargo Bank, N.A. and for the limited purposes stated therein, Dillard Investment Co., Inc. (Exhibit 10 to Form 10-Q for the quarter ended May 3, 2014, File No. 1-6140).
*10(j)	Five-Year Credit Agreement between Dillard's, Inc., Dillard Store Services, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K filed on May 15, 2015, File No. 1-6140).
*10(k)	Amendment No. 1 to Five-Year Credit Agreement between Dillard's, Inc., Dillard Store Services, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K dated as of August 11, 2017, File No. 1-6140.
*10(l)	Amendment No. 2 to Five-Year Credit Agreement between Dillard's, Inc., Dillard Store Services, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K dated as of May 4, 2020, File No. 1-6140).

Number	Description
*10(m)	Amendment No. 3 to Five-Year Credit Agreement between Dillard's, Inc., Dillard Store Services, Inc. and JPMorgan Chase Bank, N.A. as agent for a syndicate of lenders (Exhibit 10.1 to Form 8-K dated as of May 3, 2021, File No. 1-6140).
21	Subsidiaries of Registrant.
23	Consent of Independent Registered Public Accounting Firm.
31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Co-Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(c)	Certification of Co-Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).
32(b)	Certification of Co-Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).
32(c)	Certification of Co-Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Incorporated by reference as indicated.

\+ A management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dillard's, Inc.

By: _____
/s/ Phillip R. Watts
Phillip R. Watts
Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer

By: _____
/s/ Chris B. Johnson
Chris B. Johnson
Senior Vice President and Co-Principal Financial Officer

Date: March 27, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ William Dillard, II	**/s/ Chris B. Johnson**
William Dillard, II	Chris B. Johnson
Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	*Senior Vice President and Co-Principal Financial Officer*
/s/ Alex Dillard	**/s/ Phillip R. Watts**
Alex Dillard	Phillip R. Watts
President and Director	*Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer*
/s/ Mike Dillard	**/s/ Drue Matheny**
Mike Dillard	Drue Matheny
Executive Vice President and Director	*Executive Vice President and Director*
/s/ Denise Mahaffy	**/s/ William Dillard, III**
Denise Mahaffy	William Dillard, III
Senior Vice President and Director	*Senior Vice President and Director*
/s/ Robert C. Connor	**/s/ William E. Connor, II**
Robert C. Connor	William E. Connor, II
Director	*Director*
/s/ James I. Freeman	**/s/ H. Lee Hastings, III**
James I. Freeman	H. Lee Hastings, III
Director	*Director*
/s/ Rob C. Holmes	**/s/ Reynie Rutledge**
Rob C. Holmes	Reynie Rutledge
Director	*Director*
/s/ Warren A. Stephens	**/s/ J. C. Watts, Jr.**
Warren A. Stephens	J. C. Watts, Jr.
Director	*Director*
/s/ Nick White	
Nick White	
Director	

Date: March 27, 2023

INDEX OF FINANCIAL STATEMENTS

DILLARD'S, INC. AND SUBSIDIARIES

Year Ended January 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Dillard's, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries (the Company) as of January 28, 2023 and January 29, 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended January 28, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2023 and January 29, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended January 28, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Pension Plan projected benefit obligation

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company had an unfunded, non-qualified defined benefit plan (Pension Plan) with a projected benefit obligation of $273.1 million as of January 28, 2023. The Pension Plan's costs are accounted for using actuarial valuations. The discount rate that the Company utilizes for determining the projected benefit obligation is based on the FTSE Above Median Pension yield curve as of the end of each fiscal year.

We identified the evaluation of the Company's measurement of the Pension Plan projected benefit obligation as a critical audit matter. Subjective auditor judgment was required to evaluate the discount rate used to determine the projected benefit obligation, as minor changes in the rate could have a significant impact on the projected benefit obligation. Additionally, the assessment of the discount rate required specialized actuarial skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's benefit obligation process, including a control related to the actuarial determination of the discount rate used in the measurement of the projected benefit obligation. Additionally, we involved an actuarial professional with specialized skills and knowledge, who assisted in the evaluation of the Company's discount rate by:

- assessing changes in the discount rate from the prior year against changes in published indices

- evaluating management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments and is used to measure the projected benefit obligation

- evaluating the selected yield curve and its consistency with the prior year and spot rate.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Dallas, Texas
    March 27, 2023

Consolidated Balance Sheets

Dollars in Thousands

	January 28, 2023	January 29, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 650,336	$ 716,759
Restricted cash	9,995	—
Accounts receivable	56,952	39,777
Short-term investments	148,902	—
Merchandise inventories	1,120,208	1,080,178
Other current assets	85,453	77,937
Total current assets	2,071,846	1,914,651
Property and equipment:		
Land and land improvements	47,619	50,267
Buildings and leasehold improvements	3,065,504	3,059,582
Furniture, fixtures and equipment	563,265	567,799
Buildings under construction	26,699	30,418
Less accumulated depreciation and amortization	(2,584,708)	(2,517,915)
	1,118,379	1,190,151
Operating lease assets	33,821	42,941
Deferred income taxes	42,278	28,931
Other assets	62,826	68,883
Total assets	$ 3,329,150	$ 3,245,557
Liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable and accrued expenses	$ 828,484	$ 886,233
Current portion of long-term debt	—	44,800
Current portion of operating lease liabilities	9,702	11,712
Federal and state income taxes	20,775	23,441
Total current liabilities	858,961	966,186
Long-term debt	321,354	321,247
Operating lease liabilities	24,164	30,969
Other liabilities	326,033	275,937
Subordinated debentures	200,000	200,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, Class A— 120,053,954 and 120,034,892 shares issued; 13,148,743 and 14,838,599 shares outstanding	1,200	1,200
Common stock, Class B (convertible)— 3,986,233 and 3,986,233 shares issued and outstanding	40	40
Additional paid-in capital	962,839	956,653
Accumulated other comprehensive loss	(65,722)	(22,798)
Retained earnings	5,648,700	5,027,922
Less treasury stock, at cost, Class A—106,905,211 and 105,196,293 shares	(4,948,419)	(4,511,799)
Total stockholders' equity	1,598,638	1,451,218
Total liabilities and stockholders' equity	$ 3,329,150	$ 3,245,557

See notes to consolidated financial statements.

Consolidated Statements of Operations

Dollars in Thousands, Except Per Share Data

	Years Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net sales...	$ 6,871,081	$ 6,492,993	$ 4,300,895
Service charges and other income	125,134	131,274	132,290
	6,996,215	6,624,267	4,433,185
Cost of sales..	3,983,598	3,747,665	3,069,063
Selling, general and administrative expenses	1,674,317	1,536,554	1,211,483
Depreciation and amortization	188,440	199,321	213,378
Rentals	23,169	22,594	22,174
Interest and debt expense, net.................................	30,527	43,092	49,108
Other expense	7,744	11,366	8,417
(Gain) loss on disposal of assets...............................	(21,047)	(24,688)	2,230
Asset impairment and store closing charges	—	—	10,736
Income (loss) before income taxes (benefit)	1,109,467	1,088,363	(153,404)
Income taxes (benefit)..	217,830	225,890	(81,750)
Net income (loss)	$ 891,637	$ 862,473	$ (71,654)
Earnings (loss) per common share:			
Basic	$ 50.81	$ 41.88	$ (3.16)
Diluted..	50.81	41.88	(3.16)

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Dollars in Thousands

| | Years Ended | | |
	January 28, 2023	January 29, 2022	January 30, 2021
Net income (loss)	$ 891,637	$ 862,473	$ (71,654)
Other comprehensive (loss) income:			
Amortization of retirement plan and other retiree benefit adjustments (net of tax of $1,560, $3,867, and $(1,176))	(42,924)	12,137	(3,876)
Comprehensive income (loss)	$ 848,713	$ 874,610	$ (75,530)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Dollars in Thousands, Except Share and Per Share Data

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
	Class A	Class B					
Balance, February 1, 2020	$ 1,199	$ 40	$ 951,726	$ (31,059)	$ 4,556,494	$ (3,855,141)	$ 1,623,259
Net loss	—	—	—	—	(71,654)	—	(71,654)
Other comprehensive loss . . .	—	—	—	(3,876)	—	—	(3,876)
Issuance of 49,347 shares under equity plans	1	—	2,405	—	—	—	2,406
Purchase of 2,230,877 shares of treasury stock	—	—	—	—	—	(95,556)	(95,556)
Cash dividends declared: Common stock, $0.60 per share.	—	—	—	—	(13,571)	—	(13,571)
Balance, January 30, 2021	1,200	40	954,131	(34,935)	4,471,269	(3,950,697)	1,441,008
Net income	—	—	—	—	862,473	—	862,473
Other comprehensive income	—	—	—	12,137	—	—	12,137
Issuance of 14,806 shares under equity plans	—	—	2,522	—	—	—	2,522
Purchase of 3,205,213 shares of treasury stock	—	—	—	—	—	(561,102)	(561,102)
Cash dividends declared: Common stock, $15.70 per share.	—	—	—	—	(305,820)	—	(305,820)
Balance, January 29, 2022	1,200	40	956,653	(22,798)	5,027,922	(4,511,799)	1,451,218
Net income	—	—	—	—	891,637	—	891,637
Other comprehensive loss . . .	—	—	—	(42,924)	—	—	(42,924)
Issuance of 19,062 shares under equity plans	—	—	6,186	—	—	—	6,186
Purchase of 1,708,918 shares of treasury stock	—	—	—	—	—	(436,620)	(436,620)
Cash dividends declared: Common stock, $15.80 per share.	—	—	—	—	(270,859)	—	(270,859)
Balance, January 28, 2023	$ 1,200	$ 40	$ 962,839	$ (65,722)	$ 5,648,700	$ (4,948,419)	$ 1,598,638

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in Thousands

	Years Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Operating activities:			
Net income (loss)	$ 891,637	$ 862,473	$ (71,654)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and other deferred costs	190,030	201,435	216,315
Deferred income taxes	(15,299)	(7,448)	(23,946)
(Gain) loss on disposal of assets	(21,047)	(24,688)	2,230
Proceeds from insurance	—	2,902	7,682
Gain from insurance proceeds	(160)	—	(548)
Loss on early extinguishment of debt	—	2,830	—
Accrued interest on short-term investments	(3,206)	—	—
Asset impairment and store closing charges	—	—	10,736
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(17,175)	(3,084)	9,467
(Increase) decrease in merchandise inventories	(40,030)	7,585	377,244
Increase in other current assets	(5,359)	(23,769)	(11,847)
Increase in other assets	(1,161)	(3,832)	(14)
(Decrease) increase in trade accounts payable and accrued expenses and other liabilities	(28,582)	122,607	(123,285)
(Decrease) increase in income taxes payable	(1,257)	143,009	(139,434)
Net cash provided by operating activities	948,391	1,280,020	252,946
Investing activities:			
Purchase of property and equipment and capitalized software	(120,105)	(104,360)	(60,453)
Proceeds from disposal of assets	25,062	29,296	1,538
Proceeds from insurance	4,886	3,801	10,320
Purchase of short-term investments	(245,696)	—	—
Proceeds from maturities of short-term investments	100,000	—	—
Distribution from joint venture	—	1,475	215
Net cash used in investing activities	(235,853)	(69,788)	(48,380)
Financing activities:			
Principal payments on long-term debt and finance lease liabilities	(44,800)	(695)	(1,219)
Cash dividends paid	(271,313)	(305,240)	(13,976)
Purchase of treasury stock	(452,853)	(544,868)	(102,879)
Issuance cost of line of credit	—	(3,009)	(3,230)
Net cash used in financing activities	(768,966)	(853,812)	(121,304)
(Decrease) increase in cash, cash equivalents and restricted cash	(56,428)	356,420	83,262
Cash, cash equivalents and restricted cash, beginning of year	716,759	360,339	277,077
Cash, cash equivalents and restricted cash, end of year	$ 660,331	$ 716,759	$ 360,339
Non-cash transactions:			
Accrued capital expenditures	$ 5,155	$ 5,901	$ 6,731
Stock awards	6,186	2,522	2,406
Accrued purchases of treasury stock	—	16,234	—
Lease assets obtained in exchange for new operating lease liabilities	3,660	9,627	14,881

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business—Dillard's, Inc. ("Dillard's" or the "Company") operates retail department stores, located primarily in the southeastern, southwestern and midwestern areas of the United States, and a general contracting construction company based in Little Rock, Arkansas. The Company's fiscal year ends on the Saturday nearest January 31 of each year. Fiscal 2022, 2021 and 2020 ended on January 28, 2023, January 29, 2022 and January 30, 2021, respectively, and contained 52 weeks each.

Consolidation—The accompanying consolidated financial statements include the accounts of Dillard's, Inc. and its wholly owned subsidiaries (excluding Dillard's Capital Trust I; see Note 7 for more information). Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures are accounted for by the equity method where the Company does not have control.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include merchandise inventories, self-insured accruals, future cash flows and real estate values for impairment analysis, pension discount rate and taxes. Actual results could differ from those estimates.

Seasonality—The Company's business is highly seasonal, and historically the Company has realized a significant portion of its sales, net income and cash flow in the last quarter of our fiscal year. Due to holiday buying patterns, sales for the fourth quarter average approximately one-third of annual sales. Additionally, working capital requirements fluctuate during the year, increasing in the third quarter in anticipation of the holiday season.

Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 3 months or less when purchased or certificates of deposit with no early withdrawal penalty to be cash equivalents. The Company considers receivables from charge card companies to be cash equivalents because they settle the balances within 2 to 3 days.

Restricted Cash—Restricted cash consists of cash proceeds from the sale of property held in escrow for the acquisition of replacement property under like-kind exchange agreements. The escrow accounts are administered by an intermediary. Pursuant to the like-kind exchange agreements, the cash remains restricted for a maximum of 180 days from the date of the property sale pending the acquisition of replacement property.

Accounts Receivable—Accounts receivable primarily consists of construction receivables of the Company's general contracting construction company, CDI Contractors, LLC ("CDI"), and the monthly settlement with Wells Fargo for Dillard's share of earnings from the long-term marketing and servicing alliance. Construction receivables are based on amounts billed to customers. The Company provides any allowance for doubtful accounts considered necessary based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Contract retentions are due 30 days after completion of the project and acceptance by the owner. Accounts that are past due more than 120 days are considered for write-off based on individual credit evaluation and specific circumstances of the customer.

Short-term Investments—Short-term investments are securities with original maturities of greater than three months but less than twelve months and are comprised of U.S. Treasury Bills. The Company determines the classification of these securities as trading, available for sale or held to maturity at the time of purchase and re-evaluates these determinations at each balance sheet date. The Company's short-term investments are classified as held-to-maturity for the period presented as it has the positive intent and ability to hold these investments to maturity. The Company's held-to-maturity investments are stated at amortized cost, which approximated fair value, and are periodically assessed for other-than-temporary impairment.

Merchandise Inventories—All of the Company's inventories are valued at the lower of cost or market using the last-in, first-out ("LIFO") inventory method. Approximately 95% of the Company's inventories are valued using the LIFO retail inventory method. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail value of inventories. The retail inventory method is an averaging method that is widely used in the retail industry due to its practicality. Inherent in the retail inventory method calculation are certain significant management judgments including, among others, merchandise markon, markups and markdowns, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. During periods of deflation, inventory values on the first-in, first-out ("FIFO") retail inventory method may be lower than the LIFO retail inventory method. Additionally, inventory values at LIFO cost may be in excess of net realizable value. At January 28, 2023 and January 29, 2022, merchandise inventories valued at LIFO, including adjustments as necessary to record inventory at the lower of cost or market, approximated the cost of such inventories using the FIFO retail inventory method. The application of the LIFO retail inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for fiscal 2022, 2021 or 2020.

The Company regularly records a provision for estimated shrinkage, thereby reducing the carrying value of merchandise inventory. Complete physical inventories of the Company's stores and warehouses are generally performed no less frequently than annually, with the recorded amount of merchandise inventory being adjusted to coincide with these physical counts.

Property and Equipment—Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during periods of construction, less accumulated depreciation and amortization. Interest capitalized during fiscal 2022, 2021, and 2020 was $1.9 million, $1.1 million and $0.4 million, respectively. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

Buildings and leasehold improvements	20 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Properties leased by the Company under lease agreements which are determined to be finance leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The assets under finance leases and leasehold improvements under operating leases are amortized on the straight-line method over the shorter of their useful lives or the related lease terms. The provision for amortization of assets under finance leases is included in depreciation and amortization expense.

Included in property and equipment as of January 28, 2023 are assets held for sale in the amount of $7.6 million. During fiscal 2022, the Company received cash proceeds of $25.1 million and realized a gain of $21.0 million primarily related to the sale of three store properties. During fiscal 2021, the Company received cash proceeds of $29.3 million and realized a gain of $24.7 million primarily related to the sale of three store properties. During fiscal 2020, the Company received cash proceeds of $1.5 million and realized a loss of $2.2 million primarily related to the sale of one store property.

Depreciation expense on property and equipment was approximately $188 million, $199 million and $213 million for fiscal 2022, 2021 and 2020, respectively.

Long-Lived Assets—Fair value measurements of long-lived assets used in operations are required when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. This analysis is performed at the store unit level. If the carrying value of the related asset exceeds the fair value, the carrying value is reduced to its fair value. Various factors including future sales growth, profit margins and real estate values are included in this analysis. Management believes at this time that the carrying values and useful lives continue to be appropriate.

During fiscal 2022 and 2021, no asset impairment and store closing charges were recorded. During fiscal 2020, the Company recorded $10.7 million in asset impairment charges related to certain clearance locations.

Other Assets—Other assets include investments accounted for by the equity and cost methods, capitalized software and cash surrender value of life insurance policies.

Vendor Allowances—The Company receives concessions from its vendors through a variety of programs and arrangements, including cooperative advertising and margin maintenance programs. The Company has agreements in place with vendors setting forth the specific conditions for each allowance or payment. These agreements range in periods from a few days to up to a year. If the payment is a reimbursement for costs incurred, it is offset against those related costs; otherwise, it is treated as a reduction to the cost of the merchandise. Amounts of vendor concessions are recorded only when an agreement has been reached with the vendor and the collection of the concession is deemed probable.

For cooperative advertising programs, the Company generally offsets the allowances against the related advertising expense when incurred. Many of these programs require proof-of-advertising to be provided to the vendor to support the reimbursement of the incurred cost. Programs that do not require proof-of-advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor. If the allowance exceeds the advertising costs incurred on a vendor-specific basis, then the excess allowance from the vendor is recorded as a reduction of merchandise cost for that vendor.

Margin maintenance allowances are credited directly to cost of purchased merchandise in the period earned according to the agreement with the vendor. Under the retail method of accounting for inventory, a portion of these allowances reduces cost of goods sold and a portion reduces the carrying value of merchandise inventory.

Insurance Accruals—The Company's consolidated balance sheets include liabilities with respect to self-insured workers' compensation and general liability claims. The Company's self-insured retention is insured through a wholly-owned captive insurance subsidiary. The Company estimates the required liability of such claims, utilizing an actuarial method, based upon various assumptions, which include, but are not limited to, the Company's historical loss experience, projected loss development factors, actual payroll and other data. The required liability is also subject to adjustment in the future based upon the changes in claims experience, including changes in the number of incidents (frequency) and changes in the ultimate cost per incident (severity). As of January 28, 2023, and January 29, 2022, insurance accruals of $42.5 million and $39.9 million, respectively, were recorded in trade accounts payable and accrued expenses and other liabilities on the consolidated balance sheets.

Operating Leases—The Company leases retail stores, office space and equipment under operating leases. The Company records right-of-use assets and operating lease liabilities for operating leases with lease terms exceeding twelve months. The right-of-use assets are adjusted for lease incentives, including construction allowances and prepaid rent. The Company recognizes minimum rent expense on a straight-line basis over the lease term. Many leases contain contingent rent provisions. Contingent rent is expensed as incurred.

The lease term used for lease evaluation includes renewal option periods only in instances in which the exercise of the option period is reasonably certain.

Revenue Recognition—The Company's retail operations segment recognizes merchandise revenue at the "point of sale". An allowance for sales returns is recorded as a component of net sales in the period in which the related sales are recorded. Sales taxes collected from customers are excluded from revenue and are recorded in trade accounts payable and accrued expenses until remitted to the taxing authorities.

Wells Fargo Bank, N.A. ("Wells Fargo") owns and manages Dillard's private label cards under a 10-year agreement ("Wells Fargo Alliance") which expires in November 2024. Pursuant to the Wells Fargo Alliance, we receive on-going cash compensation from Wells Fargo based upon the portfolio's earnings. The compensation received from the portfolio is determined monthly and has no recourse provisions. The amount the Company receives is dependent on the level of sales on Wells Fargo accounts, the level of balances carried on Wells Fargo accounts by Wells Fargo customers, payment rates on Wells Fargo accounts, finance charge rates and other fees on Wells Fargo accounts, the level of credit losses for the Wells Fargo accounts as well as Wells Fargo's ability to extend credit to our customers. The Company's share of income under the Wells Fargo Alliance is included as a component of service charges and other income. The

Company recognized income of $67.8 million, $74.8 million and $78.6 million from the Wells Fargo Alliance in fiscal 2022, 2021 and 2020, respectively. The Company participates in the marketing of the private label credit cards, which includes the cost of customer reward programs. Through the reward programs, customers earn points that are redeemable for discounts on future purchases. The Company defers a portion of its net sales upon the sale of merchandise to its customer reward program members that is recognized in net sales when the reward is redeemed or expired at a future date.

Revenue from CDI construction contracts is generally measured based on the ratio of costs incurred to total estimated contract costs (the "cost-to-cost method"). The length of each contract varies but is typically nine to eighteen months. The progress towards completion is determined by relating the actual costs of work performed to date to the current estimated total costs of the respective contracts. When the estimate on a contract indicates a loss, the entire loss is recorded in the current period.

Gift Card Revenue Recognition—The Company establishes a liability upon the sale of a gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. Gift card breakage income is determined based upon historical redemption patterns. The Company uses a homogeneous pool to recognize gift card breakage and will recognize income over the period in proportion to the pattern of rights exercised by the customer when the Company determines that it does not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction as abandoned property. At that time, the Company will recognize breakage income over the performance period for those gift cards (i.e. 60 months) and will record it in service charges and other income. As of January 28, 2023 and January 29, 2022, gift card liabilities of $69.4 million and $67.9 million, respectively, were included in trade accounts payable and accrued expenses and other liabilities.

Advertising—Advertising and promotional costs, which include newspaper, magazine, Internet, broadcast and other media advertising, are expensed as incurred and were approximately $38.6 million, $32.0 million and $18.4 million, net of cooperative advertising reimbursements of $5.6 million, $7.8 million and $6.4 million for fiscal 2022, 2021 and 2020, respectively. The Company records net advertising expenses in selling, general and administrative expenses.

Income Taxes—Income taxes are recognized for the amount of taxes payable for the current year and deferred tax assets and liabilities for the future tax consequence of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using statutory tax rates and are adjusted for tax rate changes. Tax positions are analyzed to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. For those tax positions where it is not "more likely than not" that a tax benefit will be sustained, no tax benefit is recognized. The Company classifies accrued interest expense and penalties relating to income tax in the consolidated financial statements as income tax expense.

Shipping and Handling—The Company records shipping and handling reimbursements in service charges and other income. The Company records shipping and handling costs in cost of sales.

Defined Benefit Retirement Plans—The Company's defined benefit retirement plan costs are accounted for using actuarial valuations. The Company recognizes the funded status of its defined benefit pension plans on the consolidated balance sheet and recognizes changes in the funded status that arise during the period but that are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of the net income or loss and other gains and losses affecting stockholders' equity that, under GAAP, are excluded from net income or loss. One such exclusion is the amortization of retirement plan and other retiree benefit adjustments, which is the only item impacting our accumulated other comprehensive loss.

Supply Concentration—The Company purchases merchandise from many sources and does not believe that the Company was dependent on any one supplier during fiscal 2022.

Recently Adopted Accounting Pronouncements

There have been no recently adopted accounting pronouncements that had a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

Management has considered all recent accounting pronouncements and, except as noted below, believes there is no accounting guidance issued but not yet effective that would be relevant to the Company's consolidated financial statements.

Disclosure of Supplier Finance Program Obligations

In September 2022, the Financial Accounting Standards Board issued accounting standards update ("ASU") No. 2022-04, *Disclosure of Supplier Finance Program Obligations*. The ASU is intended to enhance the transparency of the use of supplier finance programs by requiring that the buyers in those programs provide additional disclosures about the program's nature and potential magnitude, including a rollforward of the obligations and activity during the period. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. The amendments in the update should be applied retrospectively, except for the amendment on rollforward information, which should be applied prospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.

2. Business Segments

The Company operates in two reportable segments: the operation of retail department stores and a general contracting construction company.

For the Company's retail operations reportable segment, the Company determined its operating segments on a store by store basis. Each store's operating performance has been aggregated into one reportable segment. The Company's operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue. Across all stores, the Company operates one store format under the Dillard's name where each store offers the same general mix of merchandise with similar categories and similar customers. The Company believes that disaggregating its operating segments would not provide meaningful additional information.

The following table summarizes the percentage of net sales by segment and major product line:

	Percentage of Net Sales		
	Fiscal 2022	**Fiscal 2021**	**Fiscal 2020**
Retail operations segment:			
Cosmetics	15 %	14 %	15 %
Ladies' apparel	21	21	18
Ladies' accessories and lingerie	14	15	17
Juniors' and children's apparel	9	10	9
Men's apparel and accessories	20	19	18
Shoes	15	15	15
Home and furniture	4	4	5
	98	98	97
Construction segment	2	2	3
Total	100 %	100 %	100 %

The following tables summarize certain segment information, including the reconciliation of those items to the Company's consolidated operations.

(in thousands of dollars)	Fiscal 2022		
	Retail Operations	Construction	Consolidated
Net sales from external customers	$ 6,701,972	$ 169,109	$ 6,871,081
Gross margin	2,878,910	8,573	2,887,483
Depreciation and amortization	188,227	213	188,440
Interest and debt expense (income), net.	30,614	(87)	30,527
Income before income taxes	1,108,675	792	1,109,467
Total assets.	3,274,072	55,078	3,329,150

(in thousands of dollars)	Fiscal 2021		
	Retail Operations	Construction	Consolidated
Net sales from external customers	$ 6,374,753	$ 118,240	$ 6,492,993
Gross margin	2,736,762	8,566	2,745,328
Depreciation and amortization	199,061	260	199,321
Interest and debt expense (income), net.	43,131	(39)	43,092
Income before income taxes	1,086,122	2,241	1,088,363
Total assets.	3,199,847	45,710	3,245,557

(in thousands of dollars)	Fiscal 2020		
	Retail Operations	Construction	Consolidated
Net sales from external customers	$ 4,160,232	$ 140,663	$ 4,300,895
Gross margin	1,223,614	8,218	1,231,832
Depreciation and amortization	212,866	512	213,378
Interest and debt expense (income), net.	49,154	(46)	49,108
Asset impairment and store closing costs	10,736	—	10,736
(Loss) income before income taxes (benefit)	(156,213)	2,809	(153,404)
Total assets.	3,038,987	53,528	3,092,515

Intersegment construction revenues of $44.9 million, $38.2 million and $26.0 million were eliminated during consolidation and have been excluded from net sales for fiscal 2022, 2021 and 2020, respectively.

The retail operations segment gives rise to contract liabilities through the customer loyalty program associated with Dillard's private label cards and through the issuances of gift cards. The customer loyalty program liability and a portion of the gift card liability are included in trade accounts payable and accrued expenses, and a portion of the gift card liability is included in other liabilities on the consolidated balance sheets. Our retail operations segment contract liabilities are as follows:

Retail

(in thousands of dollars)	January 28, 2023	January 29, 2022	January 30, 2021
Contract liabilities	$ 83,909	$ 80,421	$ 68,021

During fiscal 2022 and 2021, the Company recorded $53.2 million and $42.7 million, respectively, in revenue that was previously included in the retail operations contract liability balances of $80.4 million and $68.0 million, at January 29, 2022 and January 30, 2021, respectively.

Construction contracts give rise to accounts receivable, contract assets and contract liabilities. We record accounts receivable based on amounts expected to be collected from customers. We also record costs and estimated earnings in excess of billings on uncompleted contracts (contract assets) and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) in other current assets and trade accounts payable and accrued expenses in the consolidated balance sheets, respectively. The amounts included in the consolidated balance sheets are as follows:

Construction

(in thousands of dollars)	January 28, 2023	January 29, 2022	January 30, 2021
Accounts receivable	$ 44,286	$ 25,912	$ 25,094
Costs and estimated earnings in excess of billings on uncompleted contracts	798	2,847	450
Billings in excess of costs and estimated earnings on uncompleted contracts	10,909	6,298	4,685

During fiscal 2022 and 2021, the Company recorded $5.8 million and $4.3 million, respectively, in revenue that was previously included in billings in excess of costs and estimated earnings on uncompleted contracts of $6.3 million and $4.7 million at January 29, 2022 and January 30, 2021, respectively.

The remaining performance obligations related to executed construction contracts totaled $189.1 million and $93.9 million at January 28, 2023 and January 29, 2022, respectively.

3. Revolving Credit Agreement

The Company maintains a revolving credit facility ("credit agreement") for general corporate purposes including, among other uses, working capital financing, the issuance of letters of credit, capital expenditures and, subject to certain restrictions, the repayment of existing indebtedness and share repurchases. The credit agreement, which is secured by certain deposit accounts of the Company and certain inventory of certain subsidiaries, provides a borrowing capacity of $800 million, subject to certain limitations as outlined in the credit agreement, with a $200 million expansion option.

In April 2021, the Company amended the credit agreement (the "2021 amendment"). Pursuant to the 2021 amendment, the Company pays a variable rate of interest on borrowings under the credit agreement and a commitment fee to the participating banks. The rate of interest on borrowings is LIBOR plus 1.75% if average quarterly availability is less than 50% of the total commitment, as defined in the 2021 amendment ("total commitment"), and the rate of interest on borrowings is LIBOR plus 1.50% if average quarterly availability is greater than or equal to 50% of the total commitment. The commitment fee for unused borrowings is 0.30% per annum if average borrowings are less than 35% of the total commitment and 0.25% if average borrowings are greater than or equal to 35% of the total commitment. As long as availability exceeds $80 million and certain events of default have not occurred and are not continuing, there are no financial covenant requirements under the credit agreement. The credit agreement, as amended by the 2021 amendment, matures on April 28, 2026.

No borrowings were outstanding at January 28, 2023. Letters of credit totaling $19.3 million were issued under the credit agreement leaving unutilized availability under the facility of $729.4 million at January 28, 2023. The Company had no borrowings during fiscal 2022 or fiscal 2021, and the Company had weighted-average borrowings of $148.6 million during fiscal 2020.

4. Long-Term Debt

Long-term debt, including the current portion, of $321.4 million and $366.0 million was outstanding at January 28, 2023 and January 29, 2022, respectively. The debt outstanding at January 28, 2023 consisted of unsecured notes, bearing interest rates ranging from 7.000% to 7.750% and maturing during fiscal 2026 through fiscal 2028. There are no financial covenants under any of the debt agreements.

Long-term debt maturities over the next five years are (in millions):

Fiscal Year	Long-Term Debt Maturities
2023	$ —
2024	—
2025	—
2026	96.0
2027	80.0

Net interest and debt expense consists of the following:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Interest on long-term debt and subordinated debentures	$ 40,123	$ 41,177	$ 41,718
Revolving credit facility expenses	2,518	2,515	5,681
Amortization of debt expense	709	1,211	1,995
Interest on finance lease obligations	—	31	209
Investment interest income	(12,827)	(1,847)	(505)
Other interest	4	5	10
	$ 30,527	$ 43,092	$ 49,108

Interest paid during fiscal 2022, 2021 and 2020 was approximately $44.7 million, $44.8 million and $48.4 million, respectively.

5. Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses consist of the following:

(in thousands of dollars)	January 28, 2023	January 29, 2022
Trade accounts payable	$ 589,627	$ 628,987
Accrued expenses:		
Taxes, other than income	58,659	56,211
Salaries, wages and employee benefits	96,857	120,396
Liability to customers	62,922	61,426
Interest	6,855	7,244
Rent	2,310	2,260
Other	11,254	9,709
	$ 828,484	$ 886,233

6. Income Taxes

The provision for federal and state income taxes is summarized as follows:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Current:			
Federal	$ 220,089	$ 224,462	$ (59,839)
State	13,040	8,876	2,035
	233,129	233,338	(57,804)
Deferred:			
Federal	(1,652)	(9,120)	(19,483)
State	(13,647)	1,672	(4,463)
	(15,299)	(7,448)	(23,946)
	$ 217,830	$ 225,890	$ (81,750)

The Company was in a net operating loss position for the fiscal year ending January 30, 2021. The Coronavirus Aid, Relief and Economic Security ("CARES") Act, signed into law on March 27, 2020, allows for net operating loss carryback to years in which the statutory federal income tax rate was 35% rather than 21%. During fiscal 2020, income taxes included tax benefits of approximately $45.2 million related to the rate differential in the carryback year. A reconciliation between the Company's income tax provision and income taxes using the federal statutory income tax rate of 21% is presented below:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Income tax at the statutory federal rate	$ 232,988	$ 228,556	$ (32,215)
State income taxes, net of federal benefit	20,616	24,677	(5,248)
Net changes in unrecognized tax benefits, interest and penalties/reserves	1,598	186	37
Tax benefit of federal credits	(1,724)	(1,504)	(926)
Changes in cash surrender value of life insurance policies	(389)	(387)	(373)
Changes in valuation allowance	(22,071)	(14,364)	3,328
Tax benefit of dividends paid to ESOP	(17,257)	(18,912)	(919)
Impacts to current and deferred taxes for enacted changes in tax laws and rates	—	—	(45,182)
Other	4,069	7,638	(252)
	$ 217,830	$ 225,890	$ (81,750)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 28, 2023 and January 29, 2022 are as follows:

(in thousands of dollars)	January 28, 2023	January 29, 2022
Prepaid expenses	$ 54,151	$ 47,565
Joint venture basis differences	6,714	6,573
Differences between book and tax basis of inventory	31,444	28,042
Operating lease assets	7,599	9,883
Other	153	49
Total deferred tax liabilities	100,061	92,112
Property and equipment bases and depreciation differences	(34,100)	(29,681)
Accruals not currently deductible	(80,499)	(71,380)
Operating lease liabilities	(7,751)	(9,964)
Net operating loss carryforwards	(27,830)	(39,711)
Other	(864)	(691)
Total deferred tax assets	(151,044)	(151,427)
Valuation allowance	10,727	32,798
Net deferred tax assets	(140,317)	(118,629)
Net deferred income taxes	$ (40,256)	$ (26,517)

Deferred tax assets and liabilities were measured using the federal statutory income tax rate of 21% and the appropriate state statutory income tax rates. State deferred tax assets and liabilities, including net operating loss carryforwards and valuation allowances, are presented net of related federal tax effects.

At January 28, 2023, the Company had a deferred tax asset related to state net operating loss carryforwards of approximately $27.8 million that could be utilized to reduce the tax liabilities of future years. Approximately $4.2 million of these carryforwards have indefinite lives, and approximately $23.6 million will expire between fiscal 2023 and 2043. State deferred tax assets were reduced by a valuation allowance of approximately $10.7 million primarily for the net operating loss carryforwards of various members of the affiliated group in states for which the Company determined that it is "more likely than not" that the benefit of the net operating losses will not be realized.

Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets:

(in thousands of dollars)	January 28, 2023	January 29, 2022
Net deferred tax assets - deferred income taxes	$ (42,278)	$ (28,931)
Net deferred tax liabilities - other liabilities	2,022	2,414
Net deferred income taxes	$ (40,256)	$ (26,517)

The total amount of unrecognized tax benefits as of January 28, 2023 was $7.0 million, of which $5.3 million would, if recognized, affect the Company's effective tax rate. The total amount of unrecognized tax benefits as of January 29, 2022 was $6.7 million, of which $3.9 million would, if recognized, affect the Company's effective tax rate. The Company does not expect a significant change in unrecognized tax benefits in the next twelve months. Where applicable, associated interest expense and penalties are also recorded in income tax expense. The total amounts of interest and penalties were not material.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Unrecognized tax benefits at beginning of period	$ 6,735	$ 5,058	$ 5,191
Gross increases—tax positions in prior period	—	1,282	245
Gross decreases—tax positions in prior period	(885)	(566)	(1,381)
Gross increases—current period tax positions	1,202	1,332	1,256
Lapse of statutes of limitation	(22)	(371)	(253)
Unrecognized tax benefits at end of period	$ 7,030	$ 6,735	$ 5,058

The fiscal tax years that remain subject to examination for the federal tax jurisdiction are 2015, 2016 and 2018 and forward. The fiscal tax years that remain subject to examination for major state tax jurisdictions are 2019 and forward. At this time, the Company does not expect the results from any income tax audit to have a material impact on the Company's consolidated financial statements.

Income taxes paid, net of income tax refunds received, during fiscal 2022, 2021 and 2020 were approximately $234.9 million, $93.6 million and $79.9 million, respectively.

7. Subordinated Debentures

At January 28, 2023, the Company had $200 million outstanding of its 7.5% subordinated debentures due August 1, 2038. All of these subordinated debentures were held by Dillard's Capital Trust I ("Trust"), a 100% owned unconsolidated finance subsidiary of the Company. The subordinated debentures are the sole asset of the Trust. The Company has the right to defer the payment of interest on the subordinated debentures at any time for a period not to exceed 20 consecutive quarters.

At January 28, 2023, the Trust had outstanding $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the "Capital Securities"). Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The Capital Securities are subject to mandatory redemption upon repayment of the Company's subordinated debentures. The Company's obligations under the subordinated debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital Securities.

The Trust is a variable interest entity and is not consolidated into the Company's financial statements, since the Company is not the primary beneficiary of the Trust.

8. Benefit Plans

The Company has a retirement plan with a 401(k)-salary deferral feature for eligible employees. Under the terms of the plan, eligible employees could contribute up to the lesser of $20,500 ($27,000 if at least 50 years of age) or 75% of eligible pay. Eligible employees with 1 year of service, who elect to participate in the plan or are auto-enrolled, receive a Company matching contribution. Company matching contributions are calculated on the eligible employee's first 6% of elective deferrals with the first 1% being matched 100% and the next 5% being matched 50%. The Company matching contributions are used to purchase Class A Common Stock of the Company for the benefit of the employee. This stock may be immediately diversified into any of the other funds within the plan at the election of the employee. The terms of the plan provide a two-year vesting schedule for the Company matching contribution portion of the plan.

The Company incurred benefit plan expense of approximately $22 million, $18 million and $15 million for fiscal 2022, 2021 and 2020, respectively. Benefit plan expenses are included in selling, general and administrative expenses.

The Company has an unfunded, nonqualified defined benefit plan ("Pension Plan") for its officers. The Pension Plan is noncontributory and provides benefits based on years of service and compensation during employment. Pension expense is determined using an actuarial cost method to estimate the total benefits ultimately payable to officers and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The service cost component of net periodic benefit costs is included in selling, general and administrative expenses, and the interest costs and net actuarial loss components are included in other expense in the consolidated statements of operations.

The accumulated benefit obligations, change in projected benefit obligation, change in assets, funded status and reconciliation to amounts recognized in the consolidated balance sheets related to the Pension Plan are as follows:

(in thousands of dollars)		January 28, 2023		January 29, 2022
Change in benefit obligation:				
Benefit obligation at beginning of year	$	226,286	$	235,830
Service cost		4,077		4,268
Interest cost		6,786		5,750
Actuarial (gain) loss		42,321		(13,218)
Benefits paid		(6,352)		(6,344)
Benefit obligation at end of year	$	273,118	$	226,286
Change in Pension Plan assets:				
Fair value of Pension Plan assets at beginning of year	$	—	$	—
Employer contribution		6,352		6,344
Benefits paid		(6,352)		(6,344)
Fair value of Pension Plan assets at end of year	$	—	$	—
Funded status (Pension Plan assets less benefit obligation)	$	(273,118)	$	(226,286)
Amounts recognized in the balance sheets:				
Accrued benefit liability	$	(273,118)	$	(226,286)
Net amount recognized	$	(273,118)	$	(226,286)
Pretax amounts recognized in accumulated other comprehensive loss:				
Net actuarial loss	$	71,427	$	30,064
Prior service cost		—		—
Net amount recognized	$	71,427	$	30,064
Accumulated benefit obligation at end of year	$	(272,002)	$	(220,491)

The accrued benefit liability is included in other liabilities. At January 28, 2023 and January 29, 2022, the current portion of the accrued benefit liability of $6.6 million and $6.1 million, respectively, is included in trade accounts payable and accrued expenses.

The increase in the benefit obligation from January 29, 2022 to January 28, 2023 was primarily related to the actuarial loss of $42.3 million. The actuarial loss in fiscal 2022 was the net result of increases in fiscal 2021 compensation that were paid during fiscal 2022 combined with decreases due to the change in the discount rate to 4.8% as of January 28, 2023 from 3.0% as of January 29, 2022. The discount rate that the Company utilizes for determining future pension obligations is based on the FTSE Above Median Pension yield curve on its annual measurement date as of the end of each fiscal year and is matched to the future expected cash flows of the benefit plans by semi-annual periods.

Weighted average assumptions are as follows:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Discount rate—net periodic pension cost	3.0 %	2.5 %	2.8 %
Discount rate—benefit obligations	4.8 %	3.0 %	2.5 %
Rate of compensation increases	2.0 %	2.0 %	2.0 %

The components of net periodic benefit costs are as follows:

(in thousands of dollars)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Components of net periodic benefit costs:			
Service cost	$ 4,077	$ 4,268	$ 4,360
Interest cost	6,786	5,750	6,143
Net actuarial loss	958	2,786	2,274
Net periodic benefit costs	$ 11,821	$ 12,804	$ 12,777
Other changes in benefit obligations recognized in other comprehensive loss (income):			
Net actuarial loss (gain)	$ 41,363	$ (16,004)	$ 5,052
Amortization of prior service cost	—	—	—
Total recognized in other comprehensive loss (income)	$ 41,363	$ (16,004)	$ 5,052
Total recognized in net periodic benefit costs and other comprehensive income or loss	$ 53,184	$ (3,200)	$ 17,829

The estimated future benefits payments for the nonqualified benefit plan are as follows:

(in thousands of dollars)		
Fiscal Year		
2023	$	6,798 *
2024		8,464
2025		18,846
2026		19,572
2027		26,089
2028 - 2032		125,876
Total payments for next ten fiscal years	$	205,645

* The estimated benefit payment for fiscal 2023 also represents the amount the Company expects to contribute to the Pension Plan for fiscal 2023.

9. Stockholders' Equity

Capital stock is comprised of the following:

Type	Par Value	Shares Authorized
Preferred (5% cumulative)	$ 100.00	5,000
Additional preferred	$ 0.01	10,000,000
Class A, common	$ 0.01	289,000,000
Class B, common	$ 0.01	11,000,000

Holders of Class A Common Stock are empowered as a class to elect one-third of the members of the Board of Directors, and the holders of Class B Common Stock are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B Common Stock are convertible at the option of any holder thereof into shares of Class A Common Stock at the rate of one share of Class B Common Stock for one share of Class A Common Stock.

During fiscal 2022, no shares of Class B Common Stock were converted to shares of Class A Common Stock. During fiscal 2021, the Company issued 24,000 shares of Class A Common Stock in exchange for 24,000 shares of Class B Common Stock tendered for conversion pursuant to the Company's Certificate of Incorporation.

Stock Repurchase Programs

In March 2018, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $500 million of its Class A Common Stock ("March 2018 Stock Plan"). In May 2021, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $500 million of its Class A Common Stock ("May 2021 Stock Plan"). In February 2022, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to $500 million of its Class A Common Stock under an open-ended plan ("February 2022 Stock Plan").

The February 2022 Stock Plan permits the Company to repurchase its Class A Common Stock in the open market, pursuant to preset trading plans meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or through privately negotiated transactions.

The following is a summary of share repurchase activity for the periods indicated (in thousands, except per share data):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Cost of shares repurchased	$ 436,620	$ 561,102	$ 95,556
Number of shares repurchased	1,709	3,205	2,231
Average price per share	$ 255.49	$ 175.06	$ 42.83

All repurchases of the Company's Class A Common Stock above were made at the market price at the trade date, and all amounts paid to reacquire these shares were allocated to treasury stock. As of January 28, 2023, the Company had completed the authorized purchases under the March 2018 Stock Plan and the May 2021 Stock Plan, and $175.4 million of authorization remained under the February 2022 Stock Plan.

10. Accumulated Other Comprehensive Loss ("AOCL")

Reclassifications from AOCL

Reclassifications from AOCL are summarized as follows (in thousands):

Details about AOCL Components	Amount Reclassified from AOCL		Affected Line Item in the Statement Where Net Income (Loss) Is Presented
	Fiscal 2022	Fiscal 2021	
Defined benefit pension plan items			
Amortization of actuarial losses	$ 958	$ 2,786	Total before tax [1]
	232	673	Income tax expense
	$ 726	$ 2,113	Total net of tax

(1) This item is included in the computation of net periodic benefit costs. See Note 8 for additional information.

Changes in AOCL

Changes in AOCL by component (net of tax) are summarized as follows (in thousands):

	Defined Benefit Pension Plan Items	
	Fiscal 2022	Fiscal 2021
Beginning balance	$ 22,798	$ 34,935
Other comprehensive loss (income) before reclassifications	43,650	(10,024)
Amounts reclassified from AOCL	(726)	(2,113)
Net other comprehensive loss (income)	42,924	(12,137)
Ending balance	$ 65,722	$ 22,798

11. Earnings per Share

Basic earnings per share has been computed based upon the weighted average of Class A and Class B common shares outstanding. As no stock options or other dilutive securities were outstanding during any of the respective periods, the calculation of basic and dilutive earnings per share are the same.

Earnings per common share has been computed as follows:

	Fiscal 2022		Fiscal 2021		Fiscal 2020	
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net earnings (loss) available for per-share calculation	$ 891,637	$ 891,637	$ 862,473	$ 862,473	$ (71,654)	$ (71,654)
Average shares of common stock outstanding .	17,549	17,549	20,592	20,592	22,697	22,697
Dilutive effect of stock-based compensation. . .	—	—	—	—	—	—
Total average equivalent shares	17,549	17,549	20,592	20,592	22,697	22,697
Per share of common stock:						
Net income (loss)	$ 50.81	$ 50.81	$ 41.88	$ 41.88	$ (3.16)	$ (3.16)

12. Commitments and Contingencies

At January 28, 2023, the Company is committed to incur costs of approximately $12.8 million to acquire, complete and furnish certain stores and equipment.

At January 28, 2023, letters of credit totaling $19.3 million were issued under the Company's $800 million revolving credit facility.

Various legal proceedings, in the form of lawsuits and claims, which occur in the normal course of business, are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company's financial position, cash flows or results of operations.

13. Leases

The Company leases retail stores, office space and equipment under operating leases. As of January 28, 2023, right-of-use operating lease assets, which are recorded in operating lease assets in the consolidated balance sheets, totaled $33.8 million, and operating lease liabilities, which are recorded in current portion of operating lease liabilities and operating lease liabilities, totaled $33.9 million.

In determining our operating lease assets and operating lease liabilities, we apply an incremental borrowing rate to the minimum lease payments within each lease agreement. GAAP requires the use of the rate implicit in the lease whenever that rate is readily determinable; furthermore, if the implicit rate is not readily determinable, a lessee may use its incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. To estimate our specific incremental borrowing rates that align with applicable lease terms, we utilized a model consistent with the credit quality of our outstanding debt instruments.

Renewal options of five to 10 years exist on the majority of leased properties. The Company has sole discretion in exercising the lease renewal options. We do not recognize operating lease assets or operating lease liabilities at lease inception for renewal periods unless it has been determined that we are reasonably certain of exercising the renewal options. The depreciable life of operating lease assets and related leasehold improvements is limited by the expected lease term.

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales. The Company's operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table summarizes the Company's operating and finance leases:

(in thousands of dollars)	Classification - Consolidated Balance Sheets	January 28, 2023	January 29, 2022
Assets			
Finance lease assets.	Property and equipment, net	$ —	$ —
Operating lease assets	Operating lease assets	33,821	42,941
Total leased assets		$ 33,821	$ 42,941
Liabilities			
Current			
Finance	Current portion of finance lease liabilities	$ —	$ —
Operating.	Current portion of operating lease liabilities	9,702	11,712
Noncurrent			
Finance	Finance lease liabilities	—	—
Operating.	Operating lease liabilities	24,164	30,969
Total lease liabilities		$ 33,866	$ 42,681

Lease Cost

(in thousands of dollars)	Classification - Consolidated Statements of Operations	Fiscal 2022	Fiscal 2021	Fiscal 2020
Operating lease cost [a]	Rentals	$ 23,169	$ 22,594	$ 22,174
Finance lease cost				
Amortization of leased assets.	Depreciation and amortization	—	247	423
Interest on lease liabilities	Interest and debt expense, net	—	31	209
Net lease cost.		$ 23,169	$ 22,872	$ 22,806

(a) Includes short term lease costs of $5.2 million and $2.0 million and variable lease costs, including contingent rent, of $3.3 million and $3.6 million for fiscal 2022 and 2021, respectively.

Maturities of Lease Liabilities

(in thousands of dollars) Fiscal Year	Operating Leases	Finance Leases	Total
2023	$ 11,286	$ —	$ 11,286
2024	7,379	—	7,379
2025	6,775	—	6,775
2026	4,312	—	4,312
2027	2,694	—	2,694
After 2027	8,155	—	8,155
Total minimum lease payments	40,601	—	40,601
Less amount representing interest	(6,735)	—	(6,735)
Present value of lease liabilities	$ 33,866	$ —	$ 33,866

Lease Term and Discount Rate

	January 28, 2023
Weighted-average remaining lease term	
Operating leases	5.7
Weighted-average discount rate	
Operating leases	6.2 %

Other Information

(in thousands of dollars)	Fiscal 2022
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 14,651
Operating cash flows from finance leases	—
Financing cash flows from finance leases	—
Lease assets obtained in exchange for new operating lease liabilities	$ 3,660

14. Fair Value Disclosures

The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The fair value of the Company's long-term debt and subordinated debentures is based on market prices and are categorized as Level 1 in the fair value hierarchy.

The fair value of the Company's cash and cash equivalents, restricted cash and trade accounts receivable approximates their carrying values at January 28, 2023 and January 29, 2022 due to the short-term maturities of these instruments. The Company's short-term investments are recorded at amortized cost, which is consistent with the Company's held-to-maturity classification. The fair values of the Company's long-term debt at January 28, 2023 and January 29, 2022 were approximately $338 million and $419 million, respectively. The carrying values of the Company's long-term debt at January 28, 2023 and January 29, 2022 were approximately $321 million and $366 million, respectively. The fair values of the subordinated debentures at January 28, 2023 and January 29, 2022 were approximately $205 million and $209 million, respectively. The carrying values of the subordinated debentures at both January 28, 2023 and January 29, 2022 were $200 million.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The FASB's accounting guidance utilizes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value into three broad levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities

- Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions

During fiscal 2022 and 2021, no asset impairment and store closing charges were recorded. During fiscal 2020, long-lived assets held for use related to certain clearance store locations were written down, resulting in an impairment charge of $10.7 million which was recorded in asset impairment and store closing charges during the period based on Level 3 inputs.

Dillard's
The Style of Your Life.

ANNUAL REPORT 2022

BOARD OF DIRECTORS

Robert C. Connor
Investments
Dallas, Texas

William E. (Chip) Connor, II
Chairman & Chief Executive Officer of
William E. Connor Group
Hong Kong

Alex Dillard
President of Dillard's, Inc.

Mike Dillard
Executive Vice President of Dillard's, Inc.

William Dillard, II
Chairman of the Board & Chief Executive
Officer of Dillard's, Inc.

William Dillard, III
Senior Vice President of Dillard's, Inc.

James I. Freeman
Retired Senior Vice President & Chief
Financial Officer of Dillard's, Inc.

H. Lee Hastings, III
President & Chief Operating Officer
of Hastings Holdings, Inc.
Little Rock, Arkansas

Rob C. Holmes
Chief Executive Officer & President of
Texas Capital Bank, N.A. and Texas Capital
Bancshares, Inc.
Dallas, Texas

Denise Mahaffy
Senior Vice President of Dillard's, Inc.

Drue Matheny
Executive Vice President of Dillard's, Inc.

Reynie Rutledge
Chairman of First Security Bancorp
Searcy, Arkansas

Warren A. Stephens
Chairman, Chief Executive Officer &
President of Stephens Inc.
Co-Chairman of SF Holding Corp.
Little Rock, Arkansas

J.C. Watts, Jr.
Former Member of Congress,
Chairman of The J.C. Watts Companies
Norman, Oklahoma

Nick White
Chief Executive Officer & President
of White and Associates
Rogers, Arkansas

CORPORATE ORGANIZATION

William Dillard, II - Chief Executive Officer
Alex Dillard - President
Mike Dillard - Executive Vice President
Drue Matheny - Executive Vice President
Tony Bolte - Senior Vice President
William Dillard, III - Senior Vice President
Chris B. Johnson - Senior Vice President
Denise Mahaffy - Senior Vice President
Phillip R. Watts - Senior Vice President
Dean L. Worley - Vice President & General Counsel

VICE PRESIDENTS

Robert W. Barrett, Jr.
Tom Bolin
Amy Carrasquillo
Michael I. Draper
Mike Litchford
Brant Musgrave
Christine Rowell
Terry White

CORPORATE MERCHANDISING PRODUCT DEVELOPMENT

VICE PRESIDENTS, MERCHANDISING

Scott Bartels
Laura Beever
Gianni Duarte
Christine A. Ferrari
Pete Gigliotti

Charles Hufford
Annemarie Jazic
Alexandra Lucie
Jennifer McKindsey
James P. Northup

REGIONAL MERCHANDISING

PRESIDENTS

Mike Dillard
Drue Matheny
Lisa M. Roby
James D. Stockman

GENERAL MERCHANDISE
MANAGERS

Leslie Argo
James C. Benson
Gary A. Platt
Bob Thompson

REGIONAL VICE PRESIDENTS - STORES

Robby David
Mark Galvan
Armando Gonzalez
Greg Grimes
Michael J. Hubbell
Donna T. Moye

Zeina T. Nassar
Jill Nicholson
Gregory E. Ostberg
Jerry Rios
Shannon Smith



ANNUAL REPORT 2022

Dillard's was founded by William T. Dillard in 1938 in Nashville, Arkansas with an $8,000 investment in a hometown department store. Today, Dillard's, Inc. ranks among the nation's largest fashion retailers – operating 247 Dillard's locations and 27 clearance centers spanning 29 states and an Internet store at dillards.com. The company focuses on delivering style, quality and value to its customers by offering premium fashion apparel, beauty and home collections from both national and exclusive brand sources. Dillard's complements this curated merchandise assortment with exceptional, client-focused customer care.

ANNUAL MEETING

Saturday, May 20, 2023 - 9 AM
Dillard's Corporate Office
1600 Cantrell Road
Little Rock, Arkansas 72201

FINANCIAL & OTHER INFORMATION

Copies of financial documents and other Company information, such as Dillard's, Inc. reports on Form 10-K and 10-Q and other reports filed with the Securities and Exchange Commission are available by contacting:

Dillard's, Inc.
Investor Relations
1600 Cantrell Road, Little Rock, Arkansas 72201
Phone: 501.376.5989

Financial reports, press releases and other Company information are available on the Dillard's, Inc. website: dillards.com.

For questions regarding Dillard's, Inc., please contact:
Julie Johnson Guymon, C.P.A.
Director of Investor Relations
1600 Cantrell Road, Little Rock, Arkansas 72201
Phone: 501.376.5965
Email: julie.guymon@dillards.com

SHAREHOLDER INFORMATION

Registered shareholders should direct communications regarding address changes, lost certificates and other administrative matters to the Company's Transfer Agent and Registrar:

Computershare
Post Office Box 43006, Providence, RI 02940-3006
Phone: 1.800.368.5948
For online shareholder inquiries:
www.computershare.com/investor

Shareholders in the Dillard's, Inc. Investment & Employee Stock Ownership Plan should direct inquiries to:

Milliman, Inc.
PO Box 601524
Dallas, TX 75360-1524
Phone: 1.866.767.1212
For online shareholder inquiries:
millimanbenefits.com

CORPORATE HEADQUARTERS

1600 Cantrell Road
Little Rock, Arkansas 72201

MAILING ADDRESS

Post Office Box 486, Little Rock, Arkansas 72203
Phone: 501.376.5200
Fax: 501.376.5917

LISTING

New York Stock Exchange, Ticker Symbol "DDS"